
03045580

2/18

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Metal Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

FILE NO. 82- 3507 FISCAL YEAR 3-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 1/12/04

82-3507

ANNUAL REPORT

YEAR ENDED MARCH 31, 2003

03 DEC 1? 7:21

Sumitomo Metal Industries

ARIS
3-31-03

Onward, Upward


SUMITOMO METALS

Bold new initiatives and a renewed determination to put us back on a solid financial footing began to show improved results during the year, as we continued our way Onward and Upward.

Major changes in corporate operations and organization, together with focusing on core businesses, refocused interim targets, and consolidation across virtually all product areas, all contributed to helping the Group companies report stronger operating earnings.

Daunting challenges still face us and our industry, but as reported here, management, employees and shareholders alike all have good reason to cautiously celebrate, as Sumitomo Metals moves resolutely in the direction of more stable and prosperous times.

Onward, Upward

Cover

This image represents a blast furnace — the symbol of an advanced, integrated steel manufacturer. Aiming to establish ourselves in the top rank of steel companies worldwide, Sumitomo Metals is proceeding with construction of this century's first state-of-the-art, high-capacity blast furnace.

The business performance predictions and future forecasts included in this annual report are based on information that was available at the time of publishing as interpreted by Sumitomo Metals. It contains uncertainties and latent risk. For these reasons, the reader must understand that there is a possibility that changes in a variety of factors may result in large differences between the future forecasts here and actual business results.

The financial settlement data listed in this annual report pertains to the fiscal year 2003 (from April 1, 2002 to March 31, 2003) and the previous fiscal years. Other information listed is the most recent information at the time this annual report was prepared.

"Sumitomo Metals" and "SMI" are common names referring to Sumitomo Metal Industries, Ltd.

Consolidated Financial Highlights

Sumitomo Metal Industries, Ltd., and Consolidated Subsidiaries — Years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Operating Results (for the year):			
Net sales	¥ 1,224,634	¥ 1,349,529	$ 10,188,302
Operating profit	69,828	40,096	580,934
Net income (loss)	17,076	(104,720)	142,066
Financial Position (at year-end):			
Total assets	¥ 2,122,371	¥ 2,433,432	$ 17,656,994
Total shareholders' equity	328,754	274,432	2,735,058

	Yen		U.S. dollars
Per Share Data:			
Net income (loss)	¥ 4.36	¥ (28.83)	$ 0.04
Cash dividends	1.5	–	0.01
Shareholders' equity	68.78	75.56	0.57

Index:			
Return on assets (ROA)	3.1%	1.5%	

Notes: The United States dollar amounts included herein represent translations using the approximate exchange rate at March 31, 2003 of ¥120.2= U.S.$1, solely for convenience.
Return on assets is calculated using the following formula: ROA = Operating profit/total assets × 100.

A Year of Progress

Although Challenges Remain, Outlook is Much Improved



For any company, the key measure of success is profitability. As well, stability, increased value to shareholders, improved job security, reduced debt and operational costs, and satisfied customers are all criteria further used to judge corporate performance. In each of these important measures, I am happy to say, Sumitomo Metals has attained a much improved outlook over the last several years.

Our expectations of recovery are now well on their way to being realized. While not yet at the level I would like, our return to profitability is evidenced by our ability to pay a dividend for the first time in five extremely difficult years.

I want to again thank each of our shareholders for your patience and trust as you continued to support us during the severe shakeup of the entire steel industry. To our hard-working managers and employees, I say: "Thank you all for a job well done – now let's do even better."

Under our multifaceted plan, we have striven to create a far stronger corporate structure and improve earnings in various ways, including wide-scale consolidation, fixed cost reductions, and lowered corporate debt by shedding non-productive assets. This has resulted in much leaner, yet more flexible corporate operations, while substantially cutting costs and eliminating production redundancies in key areas. This boosted productivity means we can be more competitive through better use of our resources and production capabilities, yet with no sacrifice to product quality.

Objectives of Our Medium-Term Business Plan

I would like to take this opportunity to outline our Medium-Term Business Plan (covering the fiscal years ending March 31, 2003 to March 31, 2006) and then tell you how we intend to accomplish these key corporate objectives.

With the major changes in the industry environment, marked by global consolidation and extensive reorganization in steel-consuming industries, we recognize the need to enhance product competitiveness, excel in customer satisfaction, and strengthen the foundation on which to build a highly profitable business. Therefore, the following primary objectives are being carried out under the plan:

(1) Restructuring and enhancing the competitiveness of our steel business
(2) Strengthening our financial position, on a consolidated basis, by:
- Reducing consolidated borrowing totals to ¥1 trillion or less
- Achieving an ROA of 5% or higher
- Achieving an equity ratio of 20% or higher

I am pleased to report that we have begun to generate stable revenue from our railway, automotive and machinery parts business, as well as our pipe and tube business. As you will see detailed elsewhere in this report, substantial improvements in our production, delivery and marketing strategies have helped to turn these businesses around. In our steel-making activities, we are further concentrating group-wide resources and by so doing expect to improve asset efficiency and significantly reduce consolidated borrowing. We intend to further integrate our steel sheet manufacturing facilities and create an organization capable of achieving the world's best cost-competitiveness. We fully expect our steel business to soon be capable of generating high cash flows.

To carry out these objectives, the following measures are being taken:

Specific Measures

- ***Restructuring our steel business with the aim of sharply boosting competitiveness***

At the huge volumes engendered by the steel-making process, production efficiency is absolutely paramount. Thus, we are creating a highly efficient production system by concentrating mass-produced steel sheets at Kashima Steel Works, while Wakayama Steel Works will become a specialized production base of high-end steel sheets.

This new production system is being achieved through a series of related steps. We are now constructing a new No. 1 blast furnace at Kashima Steel Works that will be brought on line in September 2004. This will boost crude steel production capacity at Kashima by 1 million metric tons per year to reach 8 million tons, which is the works' present capacity from converters to downstream facilities. At Wakayama Steel Works we are now producing 1.5 million tons annually of hot rolled coils but in March 2005 we plan to shut down the hot rolling mill and tandem cold rolling mill at Wakayama and concentrate mass production of steel sheets at Kashima.

The increased upstream capacity at Kashima with the new No. 1 blast furnace will allow us to produce an extra 1 million tons per year of hot rolled coils, largely offsetting the closure of the Wakayama hot rolling mill. Nippon Steel Corporation and Kobe Steel, Ltd. will collaborate to supply us with the other hot rolled coils that our plants will additionally need.

At Wakayama Steel Works, we will continue to produce high-end steel sheets using the reverse cold rolling mill, continuous galvanizing line, and electrical steel sheets production line. Further, we will operate our upstream facilities at full capacity at Wakayama, having arranged a long-term stable supply of slabs to the CSC (China Steel Corporation) Group in Taiwan, with the intent of tripling the current supply from 600,000 tons per year to 1.8 million tons. Our slab supply agreement with the CSC Group is based on a strategically important joint venture for upstream processes at Wakayama. This joint venture is the first business model in the world involving two partners jointly managing the upstream facilities of an existing integrated steel works.

Our collaboration with key industrial partners has also improved our competitive position. We will jointly establish a new company with Nippon Steel to merge both companies' stainless steel operations, with a target date of October 2003. Further cooperative efforts with Nippon Steel include distribution and raw materials/machinery procurement for steel. Similar arrangements for steel have been made with Kobe Steel to which we will also subcontract the rolling of titanium slabs into hot strips as the intermediate process to produce finished mill products. Also made are mutual investments with Nippon Steel (¥5 billion) and Kobe Steel (¥3 billion) with the intent of further strengthening our activities in the global market, while retaining independent sales and R&D. Together with these two firms, an inter-company committee has been established to find ways to increase the efficiency of each participant's business.

◦ *Reinforcing the corporate financial structure*

As another key component of our restructuring plan, we have been working to lower the debt load that accumulated over the years. Our vital target – to reduce borrowing to ¥1 trillion or less – was set under the Medium-Term Business Plan approved by the board. Specific steps include concentrating management resources in our steel activities by significantly narrowing the focus of the Group business, and by selling off such non-productive assets as real estate and marketable securities. Through these measures, we aim to reduce consolidated borrowing from ¥1.648 trillion at the end of FY02, to the ¥1.41 trillion level achieved in FY03, and further to ¥1 trillion or even less by the end of FY06.

Moreover, we are carrying out a concerted program to further define, and focus on, our core businesses to improve the overall strength of the Group. As part of this, Sumitomo Metals has proceeded with the sale and transfer of businesses. In March 2000, there were 153 Sumitomo Metals subsidiaries and associated companies. By March 2003, this total had been sharply pared to 107.

We will also seek to improve the corporate equity ratio by setting a target ROA of 5% or higher, reducing assets, and raising capital. Using these measures we aim to increase the equity ratio by approximately 11% from 11.3% at the end of FY02, to 22% by the end of FY05. In January this year, Sumitomo Metals boosted its capital by ¥47.1 billion through a third-party allotment.

◦ *More effective corporate operations*

We have made corporate reorganization, under which Sumitomo Metals has been fundamentally remade, a major priority towards achieving our various business targets. As part of this, Sumitomo Metals introduced an internal company system in April of last year. This comprises the Steel Sheet, Plate, Titanium & Structural Steel Company; Pipe & Tube Company; Railway, Automotive & Machinery Parts Company; and the Engineering Company, to which we added the Headquarters/Research Department to complete our revamped organizational system. The new company system has allowed us to construct an operations system that integrates production and sales in each business area. The head of each company is responsible for its consolidated business performance, including the performance of affiliated group companies. Through these means, we are working to strengthen our ability to respond to customer needs in ways that match the characteristics of each business area, and expect to achieve a dynamic, highly proactive system of management.

Business Results and Dividends

In the 2003 fiscal year, we achieved considerable improvement in profitability, not only as a result of an increase in sales volume, but also due to efforts to cut costs and improve the product pricing structure. On a consolidated basis, the transfer of our silicon wafer business and other transactions caused total sales to decline by about 10%, to ¥1,224.6 billion. Operating profit for the current fiscal period was ¥69.8 billion. Net income improved over the previous period by ¥121.8 billion, to reach ¥17.1 billion.

On a non-consolidated basis, the period recorded total sales of ¥727.7 billion, with an operating profit of ¥48.7 billion. Net income improved by ¥131.4 billion over the previous period, to reach ¥11.9 billion.

As a result, at the annual shareholders' meeting held in June, a dividend payment of ¥1.5 per share was approved, marking resumption of dividend payments for the first time in five years.

On the Path to Renewed Investor Confidence

Along with our actions to build a new and stable foundation for our business, we will make efforts to meet the increasing demands of the energy and automobile production sectors, both of which are expected to continue to increase globally. Consolidations, key strategic partnerships, cost and debt reductions, and our totally revamped management and corporate structure will stand us in good stead in the coming years. Together, these will help ensure the earning power and further growth of the Sumitomo Metals Group.

In short, we fully intend to make Sumitomo Metals a consistently attractive investment proposition for our shareholders, as we continue to take bold new measures to improve every aspect of our operations, and ultimately, achieve much-improved shareholder value.

And to our customers, we offer our full and earnest assurance that you will find the "new" Sumitomo Metals more competitive and proactive, offering the right products, delivered where they are needed in Asia and the world, and above all, with the traditional quality that has helped us not only survive in severe times, but to arise again as a bright winner in our industry.

June 27, 2003

Hiroshi Shimozuma
President and Chief Executive Officer

Achievement of a Large-scale Increase in Profits and a Reduction in Outstanding Debt

Business Environment

Although domestically there were signs of a bottoming-out in the fall of corporate earnings as evidenced by increased exports and progress in inventory adjustment, the Japanese economy remained unsettled, with an increasingly uncertain outlook due to stagnating consumer demand, shrinking public-sector investment, continued decline in stock prices, and the war in Iraq. Still, the steel industry enjoyed a large increase in production over the previous period, attributable to exports, principally to Asia, despite the sluggish domestic demand. As well, reductions in steel inventories tended to improve prices overall.

Business Results

Sumitomo Metals achieved substantial improvement in profitability in the fiscal year ended March 31, 2003, not only due to an upsurge in sales volume, but also thanks to vigorous efforts to cut costs and improve sales prices. On a consolidated basis, transfer of the silicon wafer business and other transactions caused total sales to decline by ¥124.9 billion from the previous fiscal year, to ¥1,224.6 billion, and operating profit was ¥69.8 billion. Net income improved by ¥121.8 billion to reach ¥17.1 billion. On a non-consolidated basis, this period recorded total sales of ¥727.7 billion and operating profit of ¥48.7 billion. Net income improved by ¥131.4 billion compared with the previous period, to reach ¥11.9 billion.

Business Sectors

☐Steel Business

Steel Sheet, Plate, Titanium & Structural Steel Company

With the start of construction of the new No. 1 blast furnace in May 2002 at Kashima Steel Works, we began efforts to secure a full-capacity operating system integrating upstream and downstream processes through the concentration of mass-produced steel sheets from Wakayama Steel Works. At the same time, to maintain a high level of operations of its blast furnaces and steel-making plant, Wakayama Steel Works began supplying Taiwan-based China Steel Corporation (CSC) with steel slabs at the rate of 150 thousand tons per quarter in July last year. In the automotive steel sheet sector, Sumitomo Metals collected a number of awards in recognition of our superior products and services. For the second year in a row, we received the "Supplier of the Year" award from General Motors Corporation, "Award for Quality Performance" from Toyota Motor Corporation, "Gold Prize of the Year" from Suzuki Motor Corporation, and "VE/VA Suggestion Excellence Award" from Mazda Motor Corporation. In addition, our products have been valued as having the "Best Quality" by Fuji Heavy Industries Ltd.

In December of 2002, Sumitomo Metals concluded a basic agreement with Nippon Steel by which the two firms will unify their stainless steel businesses with a target date of October, 2003. This integration seeks to raise the profitability of our stainless steel business, and should, we believe, offer several advantages, including a more efficient production and facility system, and reduction in indirect management costs. Consolidated total sales for the Steel Sheet, Plate, Titanium & Structural Steel Company were ¥537.5 billion.

Pipe & Tube Company

Our seamless pipe business has achieved a steady increase in profits following changes in the supply and demand structure through the merger of global suppliers. In the current period, the Pipe & Tube Company received substantial orders from major oil companies for shipments of Super High Alloy pipe (an ultra-high grade seamless pipe) to the Middle East, U.S. and Southeast Asia. This company also won large orders from China, Azerbaijan and other countries for large-diameter steel pipe. Consolidated total sales in the year for this company were ¥233.6 billion.

Railway Automotive & Machinery Parts Company

This company's Active Suspension System bogie control technology for high-speed trains, which enhances passenger

☐ Consolidated Sales for Each Segment

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Steel	¥ 960,301	¥ 938,588	$ 7,989,195
Engineering	78,635	96,748	654,204
Electronics and Information Services	76,282	169,615	634,621
Other	109,416	144,578	910,282
Total	¥ 1,224,634	¥ 1,349,529	$10,188,302

☐ Consolidated Operating Profit for Each Segment

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Steel	¥ 66,712	¥ 50,462	$ 555,011
Engineering	(555)	148	(4,619)
Electronics and Information Services	(845)	(15,629)	(7,034)
Other	6,446	6,109	53,625
Corporate or Eliminations	(1,930)	(994)	(16,049)
Total	¥ 69,828	¥ 40,096	$ 580,934

comfort at higher speeds, has been adopted for the Hayate bullet trains on the Tohoku Shinkansen Line. Efforts to boost exports, such as attracting large orders from U.S. customers for rolling stock wheels, resulted in steady earnings. We have also decided to launch a crankshaft manufacturing venture in China, where automobile production is expected to greatly increase. Consolidated total sales for this company were ¥66.4 billion.

Including figures from affiliated companies such as Sumitomo Metals (Kokura), Ltd. and Sumitomo Metals (Naoetsu), Ltd., consolidated total sales for our steel business were ¥960.3 billion, and consolidated operating profit was ¥66.7 billion.

☐Engineering Business

Engineering Company

Amid continuing stagnation in public and private sector investment in infrastructure, the Engineering Company has focused on marketing specialized products targeting construction, energy, and the environment. Examples include Sandwich-type Composite Segments (a steel-concrete composite), Invar piping for LNG plants, and high-efficiency gasification and smelting furnaces. During the current period, we received an order for our gasification and smelting furnaces from Kyoei Steel, Ltd. for its waste processing business. The Engineering Company is striving to boost similar orders for its furnaces as the environmental business grows. Consolidated total sales for the engineering business were ¥78.6 billion, and the consolidated operating loss was ¥0.6 billion.

☐Electronics and Information Services Business

Consolidated total sales for this business sector declined to ¥76.3 billion due to the shrinking IT market, the corresponding reduction in sales, and transfer of the silicon wafer business. Consolidated operating loss was ¥0.8 billion.

Financial Situation

As a result of Group-wide improvements in profitability and further reduction of assets in accordance with the Mid-Term Business Plan, Sumitomo Metals realized ¥184.7 billion in income from operations. In the current period, special retirement payments accompanying the transfer of employees on loan to other companies in the previous period amounted to ¥23.6 billion, reducing total revenue realized from operations to ¥161.1 billion. Earnings from investment activities yielded ¥58.3 billion. On the other hand, ¥164.9 billion was utilized to reduce outstanding debt and for related financial activities. Helped by the effects of consolidation-induced changes, the cash balance at the end of the year ending March 2003 was ¥51.3 billion higher than at the end of the previous period, reaching ¥121.7 billion. The level of outstanding debt—a major management issue for Sumitomo Metals—on a consolidated basis was reduced by ¥233.5 billion compared to the year previous, pared substantially to ¥1,415.3 billion. When cash and time deposits were subtracted, the actual debt balance came to ¥1,293.4 billion.

	FY2001, ended March 31, 2001	FY2002, ended March 31, 2002	FY2003, ended March 31, 2003
Shareholders' capital ratio	13.5%	11.3%	15.5%
Shareholders' capital ratio on a market value basis	9.4%	7.2%	12.2%
Years to debt redemption	13.0%	11.9%	7.7%
Interest coverage ratio	5.6%	6.4%	11.0%

Shareholders' capital ratio: Shareholders' capital/Total assets

Shareholders' capital ratio on a market value basis: Total market value of shares/Total assets

Years to debt redemption: Outstanding debt/(Operating cash flow - Interest payments)

Interest coverage ratio: Operating cash flow/Interest payments

* All figures are calculated from consolidated financial values.

* "Outstanding debt" refers to actual outstanding debt; i.e., the total of outstanding borrowing plus corporate debentures minus cash and time deposits.

* "Interest payments" refers to the net interest payment burden (interest payments and net total of interest and dividends received).

* "Operating cash flow" for FY2002 and FY2003 consists of operating cash flow minus special retirement payments accompanying the transfer of employees loaned to other companies.

☐ Consolidated Interest-bearing Debt



(billions of yen)
2,000
1,800
1,600
1,400
1,200
1,000
1,883
1,781
1,649
1,415
2000
2001
2002
2003
(at end of fiscal year)

☐ Non-Consolidated Interest-bearing Debt



(billions of yen)
1,200
1,100
1,000
900
1,190
1,160
1,123
997
2000
2001
2002
2003
(at end of fiscal year)

The New Blast Furnace at Kashima Steel Works – a Concentration of Revolutionary Technologies


Pig iron flowing from blast furnace


The new blast furnace under construction



A production system has already been established at Kashima Steel Works for the annual production of 8 million tons of semi-finished and finished steel products. The completion of a new blast furnace in 2004 will result in a balanced production system encompassing 8 million tons of upstream capacity as well.

At the same time, concentrating production of mass-produced steel sheets at the Kashima Steel Works will allow us to establish a full-capacity operating system from upstream processes through to downstream processes. Having the Wakayama Steel Works specialize in high-end steel sheet also provides greater overall efficiency in the steel sheet production system.

With the construction of the century's first new blast furnace in the world, this optimization of our production system is aimed at maximizing competitiveness and establishing a world-class steel sheet business.

Characteristics of the new blast furnace

At 5,370 cubic meters, the inner volume of the new blast furnace is one of the largest in Japan. Construction began in May 2002, with furnace blow-in scheduled for September 2004. To make this furnace the most advanced in the world, we focused on the following during its design:

1 Long service lifetime of a high-capacity furnace

2 Ensuring flexibility with respect to materials

3 Reduction of construction costs

Promising 25 years of service

This new blast furnace was designed for an extended lifetime of service, incorporating our own technological improvements for furnace maintenance, and making full use of the newest analysis technology. For lower parts of the furnace that contact the molten pig iron, thermal analysis was used to design a profile that resists erosion, and the latest erosion-resistant refractories were utilized. For the middle and top of the furnace, which are exposed to high-temperature gasses, we made extensive use of a copper stave cooler that underwent thorough trials in our existing blast furnaces, and features superior cooling performance. These measures applied together are expected to substantially improve the maintenance characteristics of the refractory lining. Consequently, this furnace has a design life of 25 years or more, 10 years longer than the normal working life of a conventional high-volume blast furnace.

Stable operation unaffected by raw material quality

Along with extending its compaign life, it was also important to create a furnace capable of stable operation regardless of fluctuations in the quality of the raw materials fed into it. Therefore, for this new blast furnace we introduced the most-advanced material charging system, capable of classified and multimodal material charging. Since the operation of a blast furnace is greatly affected by the method of material charging, ideally there should be complete control over the type, amount, and charging location inside the furnace. When our existing blast furnaces were last relined, the charging equipment was changed from the conventional bell top type to a bell-less top type, increasing the charging mode. With the new furnace, we combined bell-less top charging equipment with compatible material hoppers, to create the most flexible and up-to-date material charging system available. Thus, materials stored separately in hoppers can be distributed in any amount needed and charged at any furnace location, allowing stable operation that adjusts to fluctuations in material quality. These design improvements made this the first blast furnace in Japan capable of using the new hopper system, thus fulfilling what has been a long-held wish for us. There is no doubt that this furnace will be an advantage for Sumitomo Metals for many years to come.


Operating blast furnaces

Cross-section of blast furnace
(No. 3 blast furnace – currently in operation)

Materials
By-product gas
Coke
Iron ore
Stave cooler
Hot blast main
Tuyere
Slag
Molten iron exit
Pig iron

Compact design

As we sought to achieve the superior performance discussed above, we also focused on comprehensive size and weight reductions for the new blast furnace. Although production capacity equals the existing No. 3 blast furnace (5,050 cubic meters), the area of the casthouse was reduced 15% through careful streamlining. It was also decided to construct only three hot blast stoves, the minimum number necessary. In this way we not only reduced initial investment cost, but by increasing thermal efficiency and improving the structure, we created more compact hot blast stoves. For other facilities as well, the latest analysis methods were used to fully optimize the design. The total weight of steel material used is 25% less than for the No. 3 blast furnace. The weight of refractories used is 30% less, and the volume of concrete 40% less. This type of compact design makes it possible to reduce construction costs, and gives us an advantage in cost competitiveness as well.

Environmental considerations

By creating a super-efficient dust collection system, we have aimed to complete a clean blast furnace that helps save energy while contributing to the quality of both the global environment and the work environment. As one measure to promote future recycling, the layout was designed so that installation of plastic injection equipment will be possible in the future.

Joint Venture with China Steel Corporation for Upstream Operations at Wakayama Steel Works



From left: CSC Chairman of the Board W.Y. Lin, Sumitomo Metals President Hiroshi Shimozuma, and Sumitomo Corporation Executive Vice President Shigemi Hiranuma.

With the rising demand for steel across Asia, a shortage of reliable sources for steel products can be expected. Aiming to effectively utilize the blast furnaces, steel-making plant, and other upstream facilities at Wakayama Steel Works, Sumitomo Metals concluded a joint venture agreement in May 2003 with China Steel Corporation (CSC) of Taiwan and Sumitomo Corporation.

Wakayama Steel Works has been supplying semi-finished steel products (slabs) to the CSC Group; however, the creation of this new joint venture for upstream processes at the Wakayama plant will establish a system for more stable full-capacity operation. In addition, the hot rolling mill and tandem cold rolling mill will be shut down from April 2005. This will allow Wakayama Steel Works to specialize in the distinctive high-end steel sheet and seamless steel pipe product groups. With this, reform of Wakayama Steel Works' structure will be completed, establishing stable profitability for our steel sheet business and contributing greatly to the establishment of a stable management base for our steel pipe and tube business through efficient supply of billets.

A perfect match with the CSC Group

Sumitomo Metals is continuing to focus on an efficient production system for steel sheet. A key part of this has been to concentrate mass-produced steel sheets at Kashima Steel Works. At the same time, it became necessary to externally sell approximately 2 million tons of slab annually in order to maintain the existing production volume of 3 million tons of crude steel at the upstream processes of Wakayama Steel Works. Meanwhile, the CSC Group of Taiwan was suffering from a shortage of slab. Yieh Loong Enterprise Co., a member of this group that manufactures steel sheets, does not have its own upstream processes, and therefore had been sourcing approximately 2 million tons of steel slabs annually from its parent company, as well as from Brazil, Russia, and China. Faced by unstable quality and persistent delivery problems, this company had been searching for a reliable source of high-quality slabs. Under these conditions, the needs of Sumitomo Metals and the CSC Group were a perfect match. The two steel manufacturers had already constructed a relationship of mutual trust through exchanges of technical information and other cooperation. In April 2002 an agreement was concluded for a 1-year (July 2002 through June 2003) supply of slab, and during this time we have been supplying slabs at a rate of 150,000 tons per quarter.

Developing a more solid joint venture

During this 1-year agreement for the supply of steel slabs, the advanced technology, slab quality, and stable operations at Wakayama Steel Works have become highly regarded by CSC. Our two companies had been discussing a longer-term collaboration, and subsequently agreed to further expand our cooperative relationship. This took the form of a joint venture agreement concluded in May 2003 to establish a stable full-capacity operating system at the upstream processes of Wakayama Steel Works. Consequently, the holding company East Asia United Steel Corporation was founded in July 2003 as a joint investment between Sumitomo Metals, CSC, and Sumitomo Corporation, and in November 2003 we will establish the upstream process company Sumikin Iron & Steel Corporation by separating the upstream processes from Wakayama Steel Works (including the blast furnaces and our state-of-the-art steel-making plant). After the hot rolling mill at the Wakayama Steel Works is shut down in April 2005, this new upstream processes company will provide a stable supply of high-quality slabs to CSC Group on a scale of 1.8 million tons annually. This international joint venture, based as it is on an existing integrated furnace and steel-making plant, represents a business model that is the first of its kind in the world. Sumitomo Metals is determined to work in close co-operation with CSC to ensure that this joint venture succeeds and becomes the core of Sumitomo Metals' steel business.

China Steel Corporation: Founded in 1971, CSC is the only integrated steel manufacturer in Taiwan that operates its own blast furnaces. Its annual crude steel production is on the level of approximately 10 million tons. CSC Group is composed of 18 companies, including Yieh Loong Enterprise Co., Ltd.

Integration of Stainless Steel Businesses with Nippon Steel Corporation

In October 2003, Sumitomo Metals and Nippon Steel Corporation will jointly establish a new company in order to integrate their stainless steel businesses. This step is a fundamental part of the efforts by Sumitomo Metals to restructure our steel business and enhance competitiveness as specified in the Mid-Term Business Plan.

The new company's share of the production of hot rolled stainless steel in Japan (including heat-resistant steel), based on FY 2002 results:

33% share

Nippon Steel + Sumitomo Metals: **1.07 million tons**

Others

Japan total: 3.29 million tons

Nippon Steel & Sumikin Stainless Steel Corporation production centers


Hikari (hot rolled sheets, cold rolled sheets, bars and wire rods)
Yawata (plates)
Kashima (hot rolled sheets, cold rolled sheets)

Background of this business integration

In order to strengthen the competitiveness of our stainless steel business, Sumitomo Metals concluded a Letter of Intent with Nippon Steel Corporation in June 2002, and studies were conducted on the possible integration of the two companies' stainless steel businesses. The decision was subsequently made in December 2002 to integrate our stainless steel businesses by forming a new company in October 2003, and a basic joint venture agreement was concluded.

Major component measures of integration

One measure that will be implemented with the integration of our business in October 2003 is a strengthening of customer service support. The original products of our two companies complement one another for an expanded product lineup, and the improved transport efficiency will boost our delivery service capability. Further synergy includes the optimal use of our production centers in east and west Japan, which will further improve product quality, while jointly improving our ability to meet customer requirements in terms of both sales and production. By realigning product categories at different plants for concentrated production, we will raise the level of production efficiency and also successfully concentrate our production equipment. With the integration of our businesses, we expect to substantially reduce indirect management costs by streamlining management departments and constructing a system of operations that is ideally suited for the stainless steel business. For sales and R&D as well, we will improve customer service and raise efficiency by putting the large scale of our operations to best use, and we will also dedicate ourselves to streamlining procurement costs such as logistics and materials.

The top stainless steel manufacturer in Japan

The new company, Nippon Steel & Sumikin Stainless Steel Corporation, will be active in the stainless steel sheet, stainless steel plate, and stainless steel wire rods and bar fields. Annual production is expected to be approximately 1 million tons with annual sales of about ¥150 billion. This will make us by far the No. 1 stainless steel manufacturer in Japan. The stainless steel bar business at Sumitomo Metals (Kokura), Ltd. and the special stainless steel products and shaped stainless steel businesses at Sumitomo Metals (Naoetsu), Ltd. will not be integrated as part of the new company, and both of these companies will continue in their respective business fields.

Steel Sheet, Plate, Titanium & Structural Steel Company



This company successfully reached its initial performance targets for the year ended March 2003. For the coming year, we will work diligently to achieve the goals of the Mid-Term Business Plan in advance of the target dates. These goals include restructuring our steel business and enhancing competitiveness to allow us to obtain No. 1 evaluations by our customers.

Hiroshi Tomono
President of Steel Sheet, Plate, Titanium & Structural Steel Company

Business Conditions

This company delivered an excellent performance in the year ended March 2003, and was able to achieve profits that greatly exceeded initial forecasts. This resulted from the combined efforts of all steel plants, technical and sales departments, and related organizations to establish a system for high profits. At the same time it is also the result of the unabated efforts by each and every employee to reduce costs. With the introduction of the internal company system, we began integrated operation of the upstream process and steel sheet production process at Kashima Steel Works and Wakayama Steel Works. This enabled us to achieve dynamic cost reductions and accelerated business development. To raise overall group profits, we have also proceeded with the reorganization and strengthening of subsidiaries and associated companies, focusing on three fundamental points: greater efficiency, better speed, and improved profitability. The strong steel demand in Asia and high level of domestic vehicle production have allowed Kashima Steel Works to reach the highest level of annual production of crude steel, hot rolled steel sheets, and steel plate since the start of its operations, contributing greatly to our business performance. In order to achieve the No. 1 customer ranking, we concentrated on further improving the dependability of our product quality and engaged in development of unique new products and application technologies which consider customer convenience above all else. As a result, this year we received a number of awards for quality and technology from automobile manufacturers and other customers in Japan and overseas, and demonstrated definite results in terms of high customer evaluations.

Future Directions

Aiming for completion of the new blast furnace in September 2004, at Kashima Steel Works we are concentrating mass-produced steel sheets that are currently being produced at Wakayama Steel Works, and are moving towards the establishment of a full-capacity operating system integrating upstream and downstream processes. In this way, Kashima Steel Works will gain balanced production capability and cost competitiveness that are in the world's top class. At Wakayama Steel Works, we aim at creating a stable high-profit structure, based on both a system for full-capacity operation of upstream processes through the establishment of a joint venture company with the CSC (China Steel Corporation) Group of Taiwan and on specialization in high-end steel sheet products. In terms of product prices as well, we will maintain our international competitiveness while increasing the ratio of products with higher profitability, in order to sustain capital investment and investment in R&D. We are aiming to achieve targets for strengthening the financial structure as specified in the Mid-Term Business Plan in advance of the scheduled dates by setting financial management goals that have been individually allocated for each plant. With the current economic and population growth in Asia, further increases in demand for steel are expected. We are working to develop this new market and strategically expand our business, through combining product exports and local secondary processing as needed to meet demand. This company will continue to fine-tune its sales and technology, working from a solid foundation of close communication with customers in order to maximize our business value, by creating original products that no other company can imitate, and by developing the top products in the industry.

Steel Sheets

□Achieving higher performance for ultra high-tensile strength steel sheets

The world's automakers are working to reduce vehicle weight to improve fuel economy by using high-tensile strength steel. Ultra high-tensile strength steel sheets with a tensile strength of 780MPa or more are helping meet these demands. Ordinarily, temperature variations during rolling cause variations in quality, resulting in such problems as poor uniformity of sheet thickness and large camber. To solve these technical issues, we applied a new thermo-mechanical treatment "HICUP" system and introduced the world's first pair-cross cold strip mill at Kashima Steel Works. In this way, we have established a system for the manufacture of ultra high-tensile strength steel sheets with excellent uniformity in mechanical properties and sheet thickness. We have also developed and begun accepting orders for new products with high formability that are used for vehicle seat slide rails. In cooperation with the SMI Center of Application Technology for Customers (SMICAT), we are also providing a range of application and evaluation technologies to auto makers in order to promote the ultra high-tensile steel sheets for automobiles. As a typical example, in July 2002 we constructed a high-speed weight-drop type impact tester that can simulate a crash speed of 65 km/h. This equipment is used to provide crash safety data under all types of crash conditions for automotive parts that absorb impacts. In order to determine the mechanical properties of high-strain rate deformation that occurs during a crash, we were the first company to install a sensing-block type high-strain rate tensile testing machine, which has contributed to digital engineering of vehicle design.


Hot bar heater for "HICUP" system

□Expanded lineup of environmentally friendly chromium-free coated steel sheets

Chromium used for coated steel sheets provides excellent coating adhesion and corrosion resistance; however, manufacturers of home appliances and automobiles in Japan are increasingly switching to chromium alternatives, as regulations aimed at reducing environmentally harmful substances become stricter. In order to meet our customers' needs, we have been engaged in extensive R&D, and are continuing to develop products utilizing chromium-free materials, that still deliver high corrosion resistance. To home appliance manufacturers, we have marketed our "High Coat NEO" environmentally friendly coated steel sheet. We have also begun sales of our "Sumizinc NEO Coat Black," which was developed as a chromium-free version of blackened steel sheets for use with copiers and other OA devices, as well as audio device panels. We have completed a full lineup of chromium-free products for our galvanized steel sheets and are making active proposals for expanding the uses of our environmentally friendly NEO Coat series.

□Tailored blank technology for lighter automotive bodies

Tailored blank technology involves welding together an assortment of steel sheets prior to press forming, and is particularly applied to automotive chassis and doors. Because thin steel sheets can be used at locations which do not require high strength, the advantages of this technology include lighter vehicle weight and lower cost when compared to conventional methods using steel sheets of a single uniform thickness. We began sales of a tailored blank welder in 2000, taking advantage of our original material and welding technologies. This product was marketed as an important link in our sales activities focusing on technical innovations that combine materials and processing technology. We have successfully completed a system for comprehensive software and hardware support from materials development to welder design, production, and quality control. In addition, in cooperation with SMICAT, we also offer a broad range of CAE simulations and other applications of the latest technology. The results have been highly evaluated, and already 12 such welders have been sold. Of these, three have been installed at affiliated coil centers, and allow us to deliver both conventional steel sheets and processed steel products directly to automotive companies. Furthermore, we have started development of a next-generation multi-tailored blank welder that is also capable of curved and angled welding.


Automobile side panel

□Awards from automobile manufacturers

Sumitomo Metals was presented the "Award for Quality Performance" by Toyota Motor Corporation for the quality record of its automotive steel sheet delivered during 2002. This award is presented among Toyota's suppliers to the company with No. 1 steel sheet quality, which has achieved a zero-complaint record. This year was the first time a Japanese steel manufacturer has received the award for two years running. In addition, we received Suzuki Motor Corporation's highest award – the "Gold Prize of the Year" – for the second year in a row. This award recognizes our quality technology competitiveness, not only for our zero-complaint record, but also for the excellent results (with a failure rate of 0.005% or less) derived from the tailored blank equipment which was designed by Sumitomo Metals and installed in 2002 at an affiliated steel processing company. We were also recognized by the "VE/VA Suggestion Excellence Award" from Mazda Motor Corporation for the second consecutive year. This is a distinguished award presented to the supplier that makes the greatest contribution toward increasing product value. These consecutive awards received for Japanese automotive steel sheets, which are subject to the most severe quality requirements in the world, are the result of our efforts to achieve the No. 1 customer ranking. We always strive to satisfy customers' needs. A quality patrol group, service engineers, and guest engineers help make up a team that works closely with sales and has been most effective to identify customers' needs. In addition, we received "Supplier of the Year"—awarded to a steel manufacturer of exceptional quality—from General Motors Corporation for two years running, and we are the only steel manufacturer in the Asia-Pacific region to have ever received this prestigious accolade.


Quality patrol group members

□Strategic alliance with the Indian steel sheet manufacturer Bhushan Steel & Strips Limited

In February 2003 Sumitomo Metals, together with Marubeni-Itochu Steel Inc., agreed to form a comprehensive cooperation relationship with Bhushan Steel & Strips Limited, headquartered in New Delhi, which is a specialized Indian manufacturer of cold rolled and hot-dipped galvanized steel sheet. Since its foundation, Bhushan Steel has primarily sold steel products for


Signing ceremony

construction use. However, under the Indian government's economic liberalization policies, this company set its sights on the growing automotive industry, and prepared to enter the automotive steel sheet field. Bhushan Steel has an agreement for technical cooperation with us, for the purpose of establishing the necessary technologies for process control and quality control. In addition, we continually supply to Bhushan Steel the high-end hot rolled steel sheets that are the base material for automotive cold rolled steel sheets, and to date have supplied in excess of 200,000 tons. Based on our trusting relationship we have developed with Bhushan Steel, we will work to further improve the level of quality control and quality assurance extended to the end user. Commercially, Sumitomo Metals will utilize Bhushan Steel's manufacturing and processing network to upgrade its presence in the Indian market.

Steel Plates

□ First use in ship hull construction of high tensile-strength steel plates (FCA steel) with high resistance to fatigue fracture

In November 2002 a decision was made by Mitsubishi Heavy Industries, Ltd. to utilize FCA (Fatigue Crack Arrestation) steel developed by Sumitomo Metals for the double hull of an LPG tanker. This steel features fatigue resistance that is approximately twice that of conventional steel. Before this material was adopted for use, we obtained approval from Nippon Kaiji Kyokai, one of only a few ship classification authorities existing worldwide, for the method used to manufacture high tensile-strength shipbuilding steel plate with high resistance to fatigue fracture. FCA steel was developed to meet recent requirements for longer lifetimes and better fatigue performance in ocean-going ships. The effectiveness and superiority of this material have been confirmed through a range of tests and verifications. This is the first material in the world that has been developed with an added function for improving fatigue resistance, for use as steel plate in ship hulls. It is a revolutionary development in the materials field, and has greatly increased safety and reliability in terms of ship hull fatigue. In the future, we


LPG ship

will actively work to expand sales of this material as shipbuilding steel plate. We will also study the application of this material to other uses, including marine structures, bridges, industrial construction machinery, and others.

Construction Materials

☐Development of steel pipe piling for houses and low- and mid-rise buildings, and entry into the residential foundation pile field

In August 2002 we developed and marketed the "Delta Wing Pile" jointly with Fukushima Pulse Co., Ltd. This rotary-penetration steel pile utilizes small-diameter steel pipes for use in pile foundations of dwellings, as well as low- and mid-rise buildings such as warehouses, stores, and apartments. In supplying of materials to homebuilders, we had already been highly evaluated for superior technical expertise. Beginning with our lightweight H-beams that hold the top market share in Japan, we are always developing new products in anticipation of customer needs. Since the Great Hanshin Earthquake, which devastated the Japanese city of Kobe and outlying areas in 1995, construction companies have paid greater attention to earthquake-resistant design measures, and there are increasing instances in which pile foundations utilizing high-reliability steel pipe piles are used for a range of structures, including homes. This steel pipe pile was researched and developed to meet this public need. It can also be used for comparatively larger buildings, while at the same time allowing shorter construction times and lower costs. In April 2003, we developed the "Geo Wing Pile," a foundation pile for low- and mid-rise buildings with wings on the leading end, which rotates to penetrate the earth and provide a powerful bearing force. Its building performance has been certified by The Building Center of Japan, and full-scale marketing of this product has begun. It has already been certified separately for use with houses and similar structures, and we have fielded a large number of inquiries regarding this product from major developers, general contractors, and architectural design firms. Because this steel pipe pile generates no waste soil during pile foundation construction, and can be installed using general-purpose construction equipment, it features benefits both in terms of environmental protection and cost performance.

Raw Materials

☐Development of the West Angelas iron mine in Australia

A reliable source of high-quality iron ore is essential for the stable operation of a blast furnace. For this reason, Sumitomo Metals is participating in a joint venture for iron ore production (the Robe River J/V) in Australia, a producer of high-quality iron ore. In order to meet increasing demand for iron ore, this joint venture is developing the West Angelas iron mine in the Pilbara region of western Australia, and began commercial shipments in July 2002. This mine produces iron ore known as Marra Mamba, which contains fewer impurities than the hematite iron ore that has been the mainstream until now. However, Marra Mamba can be difficult to use because of its fine, powdery composition. Sumitomo Metals has spent a number of years conducting repeated application tests for this difficult-to-utilize iron ore, and has gained the capability to mass process this ore with an actual blast furnace and sintering plant. After more than 30 years of global mining activities, the reserves of hematite are dwindling. We believe it highly likely that Marra Mamba will become the world's primary ore in the foreseeable future, and we have now obtained an effective source of this material.


"Geo Wing Pile" a foundation pile for low- and mid-rise buildings


Mining iron ore



"With inventory adjustments occurring in the export market for OCTG, the business environment during fiscal year 2003 has not been favorable for the seamless pipes that are our main product. However, using our specialty products as strategic tools, the Pipe & Tube Company was able to secure profits for this year. Based on our supreme level of technical skill and the relationship of trust we have built with our customers, we will continue to focus on expanding our pipe and tube business in the future."

Tsutomu Ando
President of Pipe & Tube Company

Business Conditions

The business results for the Pipe & Tube Company in the year ended March 2003 were strong. Our efforts to solidify the business base and improve international competitiveness delivered results, and at this point we have already established stable profitability. The global consolidation of pipe suppliers, together with the increased purchasing of pipe products by the major oil companies based on their long-term plans, have changed the supply-and-demand structure and created a stable business environment for the seamless pipes in which we have a great advantage. However sales fell below the level of last year, as a result of inventory adjustments of the oil well pipes that are our main products. Nevertheless large-volume orders for Super High-Alloy OCTG, mainly from the U.S. and Southeast Asia, increased the proportion of highly profitable products, and enabled us to secure profits. As natural gas development proceeds on a global scale, we have received large-volume orders for large-diameter welded pipes from China and Azerbaijan. These orders enabled us to increase production by approximately 120,000 tons over last year, reaching a total of 460,000 tons, and greatly boosting our business performance. The showing by our overseas subsidiaries and affiliated companies was also strong, with all delivering profits for the year. In addition, we engaged in a variety of cost-reducing measures across the operations of this company, including group companies. One major example of these measures is the higher efficiency resulting from concentration of production for Sumitomo Pipe & Tube Co., Ltd. at Kashima Works, and of production for Zirco Products Co., Ltd. at the Chofu-Kita Division.

Future Directions

The Pipe & Tube Company has two major strengths. The first is the broad range of products we can supply, beginning with our super high-grade seamless pipes. The second is our reliability in terms of quality, having been ranked by our customers as the "world's most-reliable pipe manufacturer." Both of these strengths are not traits that a company acquires easily. On this stable business base, we will make full use of our world-leading, state-of-the-art seamless pipe mill, and will focus on our high-grade products and continue to actively expand our business. As natural gas development increases worldwide and as oil well development expands to more hostile environments, there is building demand for high-grade products with superior strength and corrosion resistance. Higher quality and increasingly specialized products are precisely the strengths of this company. Not only are we focusing efforts on R&D, but we are also constructing a full supply and service system. Since our users think of Sumitomo Metals first when it comes to tubular products, we are able to identify customer needs in advance of other companies. This leads to a cycle in which we utilize this information for product development, allowing us to provide new products and services sooner, and further increasing our customers' trust in us. In the future, we will use this trust as an asset for establishing greater profitability and further improving customer satisfaction.

□Solid sales of our large-diameter welded pipes for use in pipelines

In October 2002, we received an order for 220,000 tons of large-diameter welded pipe, one of the largest orders ever, for use in constructing a pipeline from the Azerbaijani Baku oil fields (estimated reserves: 5.0 billion barrels) in the Caspian Sea to the Mediterranean Sea. The company operating the pipeline is BTC Co., founded by joint investment from BP p.l.c. and other petroleum companies, and the contact company is Sumitomo Corporation. This order was received based on a long-term comprehensive agreement with BP, the largest shareholder of BTC. BP has been extremely pleased with Sumitomo Metals for its overall strengths, including reliability in supply, quality, and delivery. Orders from BP for large-diameter welded pipe have reached approximately 700,000 tons since the long-term global contract was concluded. In addition to the solid BP business, we received an order for 24,000 tons for a natural gas pipeline project in Kazakhstan, and an order for approximately 230,000 tons for a massive national energy project in China, the West-East Gas Pipeline Project, which will transport natural gas from the Tarim Basin in western China to the Shanghai area. Future demand in this field is also expected to be active. We are meeting this increase in orders by increasing our production capacity, in terms of both software and hardware, at our large-diameter welded pipe plants, and by operating at full capacity. The previous annual record for production at Kashima Steel Works' large-diameter welded pipe mill was 485,000 tons (1985). Last year we nearly equaled this amount, coming in a close second with production of 462,000 tons. The worldwide demand for natural gas is increasing, and orders for large-diameter welded pipes are predicted to be strong. We expect these products to make an even greater contribution to business profits in the future.



Large-diameter welded steel pipes for pipeline use

□Sumitomo Metals Pipe & Tube Association stock centers expand to six locations across Japan

In December 2002, stock centers for gas pipes and line pipes were established in Sendai and Hakata for members of the Sumitomo Pipe & Tube Association, an organization of authorized distributors. This brings the total number of such storage yards in the system to six. Originally, there were four locations: Hachinohe, Tokyo, Nagoya, and Osaka. With the new additions, we have established a stronger nationwide network of stock centers. Inventory information from the yards is constantly updated using a new Internet-based system – the Sumitomo Metals Pipe & Tube Association Network. This contributes to complete control of inventory, faster delivery operation, and sales expansion. The Sumitomo Metals Pipe & Tube Association celebrated its 50th anniversary in July 2003. In the future, we will continue to cooperate with the authorized distributors to streamline operations, improve profits, and vitalize the organization.


Hachinohe
Sendai
Hakata
Tokyo
Nagoya
Osaka

Stock centers of the Sumitomo Metals Pipe & Tube Association



"In fiscal year 2003, the Railway, Automotive & Machinery Parts Company succeeded in achieving stable profits and contributing to the consolidated performance of the Sumitomo Metals Group as a whole. We will continue to proactively engage in development of new business and new products, based on our advanced technical and development strengths, and on our strong market presence. In so doing, we intend to further reinforce our stable profit structure."

Yasutaka Toya
President of Railway, Automotive & Machinery Parts Company

Business Conditions

Both sales and production increased in the year ended March 31, 2003, and profits also improved dramatically over the previous year. This company's products are divided into two main categories: railway products and die-forged parts. Sales of railway parts climbed approximately 5%, including those of bogie trucks and railway brake parts, and received a boost from a large-volume order for wheels received from the U.S. Sales of die-forged products increased approximately 15%, as the completion of our cutting-edge 5,000-ton press line increased our cost competitiveness, and as the shift from cast-steel crankshafts to forged-steel crankshafts continues. Our R&D has also demonstrated excellent results. One example is the successful commercialization of our new Active Suspension technology, which has improved the riding comfort of high-speed Shinkansen trains. This product reduces train car yawing and rolling motion to half or less that of previous levels, and has been adopted for large-scale use on the "Hayate" Tohoku Shinkansen. In order to accelerate the speed and safety of rail transportation, we also succeeded in developing a tilt control system that permits high speed travel on curves. This technology will be used with the Access Limited Express trains on the Central Japan International Airport Line of the Nagoya Railroad. For our company, the results of technical development have led to definite business success. We can state that this fiscal year was extremely fruitful, both in terms of technology advances and improved business performance.

Future Directions

The Railway, Automotive & Machinery Parts Company possesses unique technology, and a product group that has a strong market presence. We have made it our mission to use our stable profits to support the consolidated business performance of the Group as a whole. In the future we will continue to actively develop new areas of business and new products, aiming not only to maintain our stable profit structure, but also for steady growth. Our current plans are to continue expanding sales of railway products through our involvement in the JR Kyushu Shinkansen scheduled to begin operating in 2004 and the Taiwan Shinkansen scheduled to begin operating in 2005. Recently JR companies have been working together to increase the speed of Shinkansen. Several sizeable technical hurdles must be overcome to achieve this goal. However, the Railway, Automotive & Machinery Parts Company has seized upon this endeavor as a significant business opportunity, and will be actively involved in these efforts in the future. We have also decided to begin production and sale of forged crankshafts in China, where production of automobiles is expected to markedly expand. Together with our existing manufacturing facility in the U.S., International Crankshaft Inc., this will establish a global crankshaft supply system for us.

□Forged crankshaft manufacturing in China

Sumitomo Metals and Sumitomo Corporation have decided to begin manufacture and sale of forged crankshafts in China. The automotive industry in China has swelled dramatically in recent years, and this decision was made to meet the surging demand for crankshafts, which is expected to continue. Production will start in the fall of 2004, following completion of a manufacturing plant in Huizhou in China's Guangdong Province. Our plant in Japan produces 2.8 million forged crankshafts annually, in a broad range of sizes for use in passenger vehicles, trucks, construction machinery, and other applications. In the U.S., Kentucky-based International Crankshaft Inc. produces 1.2 million crankshafts annually, primarily for passenger vehicles. This newest plant in China brings to three the number of production centers – Japan, the U.S., and China – we have to meet the demands associated with the global strategies adopted by automobile manufacturers.

□Active Suspension for more comfortable travel on high-speed Shinkansen

The Active Suspension system uses accelerometers to detect lateral and vertical vibration of the car body, and automatically generates control signals to pneumatic actuators to reduce yawing and rolling mode vibration. It has been in use with the "Hayate" and "Komachi" Tohoku Shinkansen since December 2002. The lateral acceleration is reduced to half or less than previous levels at 275km/h, resulting in a ride so comfortable that a cigarette stood on end may not fall over. This new control technology has received a number of highly positive evaluations.



"Hayate" Tohoku Shinkansen


Car body
Accelerometer
Controller
Control valve
Pneumatic actuator
Wheelset

"Active Suspension" mechanism

□Development of tilt control system for railway vehicles using air springs that enables high-speed travel on curved tracks

Previously, in order for a train to go through curved tracks at high speed, it was necessary to perform specialized improvement on the curved tracks. This system tilts the car body by using air springs on curved tracks. This performance has made it possible to run rapidly without requiring extensive curved track reconstruction. It is planned for this system to be adopted for the Access Limited Express (Nagoya Railroad) that will begin operating in 2005 from Nagoya to Central Japan International Airport. Travel time is expected to be reduced considerably as a result.



Test train


Car body
Maximum car tilt: 2°
Controller
Height sensor
Air spring
Air source
Wheelset
Ground coil

Tilt control system for railway vehicles using air springs

□Expanded exports of wheels to the U.S. and expected orders for the Taiwan Shinkansen

Previously our export wheels were intended primarily for manufacturers of new freight cars; however, we have now enthusiastically entered the U.S. market for replacement wheels, where demand is estimated at 1 million wheels annually. We have received an order for 10,000 wheels annually from the major U.S. railway company Union Pacific Railroad. This is the first such large order for U.S. freight car wheel exports in over a decade. Additionally, an order for 4,000 wheels annually was placed by America's second-largest railroad company, Burlington Northern Santa Fe Railway. General Motors also placed a first order with us, for 600 large-size electric locomotive wheels. Our company's railroad wheels are made of forged steel, and are markedly safer than the cast steel wheels that are currently the mainstream in the U.S., where demand for forged steel wheels is increasing. We are also expecting orders for wheels, axles, and other parts for the Taiwan Shinkansen, which is planned to begin operating in 2005. We plan to continue expanding sales in overseas markets where strong growth can be expected.



A U.S. freight car rolls on Sumitomo Metals forged steel wheels



"The demand environment in fiscal year 2003 was extremely harsh, with a decrease in public works orders and a reduction in construction and other private sector investments. Despite this, however, the Engineering Company gave a good showing for the year. Performance in the engineering business varies greatly due to the nature of the industry. Yet the Engineering Company makes strategic use of its high technical abilities and unique products in pursuit of stable profits. In the future, we will continue to develop new business areas, focusing on fields where growth is expected, such as energy facilities and environment regeneration."

Eiji Sakuta
President of Engineering Company

Business Conditions

Although the environment surrounding the engineering industry was severe, we applied our original products and technology in our three main fields of construction engineering, thermal plant & pipeline engineering, and environment regenerating & plant engineering, and succeeded in securing a certain level of orders while laying the groundwork for potential new sales. In construction engineering, our first deliveries were made of the steel-plate cell system for construction of seaside wavebreak structures. This system is an example of our original technology. In addition, sales in "system construction," which allows large-scale cost reductions and improved workability in a range of construction applications, have continued to show solid growth since the latter half of 2002. In the bridge industry, we have worked to cut costs through application of computer 3D simulation, and have continued our commitment to lower costs through cooperation with Nippon Steel, Takigami Steel Construction Co., and Japan Bridge Corporation. Our overall engineering capabilities received welcome recognition from the Japanese central government, in the form of the Superior Construction Contractor award presented for the second consecutive year. In the thermal plant & pipeline engineering field, we continued with maintenance of our pipe coat inspection system and on-site pipe thickness measurement systems, and also continued with technical development of highly efficient automatic welding systems. We further sought to improve the competitiveness of our gas engineering activities. In the environmental field, after receiving the first order for a gasification and smelting furnace for use with municipal wastes in March of 2002, in March this year orders were received for two additional furnaces for industrial waste. In the plant field, we increased the number of orders received for tailored blank welders – a product for which there is rising demand in automotive fields.

Future Directions

In fiscal year 2004, our primary focus will be on the thermal plant & pipeline engineering and environment regenerating fields as we work for strategic expansion of our business. In the thermal plant & pipeline engineering field, we expect that the switch to natural gas will continue to gain momentum as a means to reduce burdens on the environment. At the same time, revision of the Gas Utility Industry Law and easing of regulations are proceeding according to expectations, and there is active research into new uses for natural gas and new forms for its supply. We intend to further refine our pipeline, satellite facility, and other gas supply system technology in order to maximize this giant business opportunity. In the environment regeneration field, we will actively seek orders for our gasification and smelting furnaces for both domestic and industrial waste, in order to maintain continued orders for these products. At the same time we will strive for even greater cost reductions as production scale improves and profitability rises. Moreover, for our Recycle Plazas, which are already well received in Japan, we will use the reliability of our facilities as an advantage and work to propose plazas featuring a greater degree of integration with local communities.

Construction Engineering

□Deliveries of steel plate cells for use in seaside wavebreaks

In 2002, we delivered 11 steel plate cells for a breakwater at Wakayama's Shimotsu Port, which was installed using the "embedded steel-plate cell method." This method uses welded steel plates to create a cylindrical structure (the cell), which is directly embedded in the sea floor. It has been used successfully at more than 10 sites around Japan for seawalls and quaywalls, including the seawall at Kansai International Airport. However this was the first use of this method to construct a breakwater. Based on this success, we intend to actively work to increase sales for breakwaters. This method features workability and water barrier properties that are superior to other methods of constructing seawalls and quaywalls. We will utilize these advantages to actively develop proposals for waste landfills and other types of seawall and quaywall construction.



Construction of a wavebreak using steel plate cells

□Construction of a low-rise free design system and development of the new Sumi-frame-pack "Ace"

The new "Ace" was developed in November 2002, aimed at construction of plants, warehouses, and shops. The previously marketed "Ace" prefabricated system construction unit was highly regarded as effective "system construction" which offered shorter construction times, lower costs, and high quality. Nevertheless we engaged in a broad renovation of this popular product, focusing on the foundation and steel framework, in order to further reduce costs and improve workability. Consequently, a 10% ~ 15% reduction in construction costs and time was realized. To expand sales of this product, we have positioned sales staff in six areas across Japan, to create a sales network that is closely connected to local regions. In addition, we offer an estimate service through the Internet, and are conducting more rapid and precise sales activities than ever before.



New Sumi-frame-pack "Ace"

Thermal Plant & Pipeline Engineering

□Invar alloy LNG piping garners award from Japan Welding Engineering Society

Liquid natural gas (LNG) must be kept at extremely low temperatures, so austenitic stainless steel was previously used as LNG piping material because of its superior low-temperature toughness. However, this material required that U-shaped loops be constructed to absorb thermal expansion and contraction. Invar alloy LNG piping, utilizing an invar alloy, eliminates the need for this measure, delivering the same level of performance while reducing construction costs. Invar alloy is susceptible to hot cracking, so it was not previously thought suitable for thick welded structures. However, through joint research with Osaka Gas and Kawasaki Heavy Industries, we successfully developed and marketed revolutionary technology for prevention of weld cracks. This specialized welding technology for use with invar alloy LNG piping has been highly evaluated, and this year was awarded the prestigious 33rd Annual Engineering Award from The Japan Welding Engineering Society.



Conventional LNG piping (simulation) Invar alloy LNG piping (simulation)

Environment Regenerating & Plant Engineering

□No. 1 G&S furnace construction on schedule; 2 more ordered for hard-to-dispose waste

Our gasification and smelting system for waste disposal was developed, based upon our steel manufacturing technologies, and has already obtained a technical inspection certificate from the Japan Waste Management Association. Currently, construction is proceeding on schedule for the No. 1 furnace, which was ordered for use with municipal wastes by the Tosu and West-Miyaki Environmental Facility Association. Orders were subsequently received for the No. 2 and No. 3 furnaces from Sumitomo Metals' Kashima Steel Works and Kyoei Steel Yamaguchi Plant for use with ASR (automobile shredder residue) and other difficult-to-treat industrial wastes treated to be harmless.



Gasification and smelting furnace under construction

Sumitomo Metals (Kokura), Ltd.

The special steel bars and wires produced by Sumitomo Metals (Kokura), Ltd. are the products of choice in a broad range of fields, including parts for automobiles, construction machinery, and electrical appliances, and in fields related to architecture and civil engineering. We have also produced a range of new products, including environmentally friendly materials such as our lead-free free-cutting steel. We are also strengthening our global supply capability by adding production capacity to our overseas manufacturing facilities and providing technology to overseas special steel manufacturers. A technically advanced blast furnace was completed in April 2002 that has helped to maintain our competitive position in this high-value product area. An integrated manufacturing process incorporating the blast furnace allows us, as a manufacturer of sophisticated special steels, to further strengthen our business base and establish high profitability.


Signing ceremony

Conclusion of a comprehensive technology agreement with Chinese special steel manufacturer Jiang Yin Xing Cheng

In response to the dramatic increase in China-based production by automobile manufacturers and other key Japanese customers, in October 2002 we concluded a comprehensive technology agreement with the major Chinese special steel manufacturer Jiang Yin Xing Cheng Special Steel Co., Ltd. This will allow our two companies together to construct a fast and efficient customer service system, improve manufacturing technology for steel bar and wire products, and exchange information regarding bar and wire secondary and tertiary processing. Sumitomo Metals (Kokura) has for years been working to achieve global development that can meet the overseas production requirements of our customers. Joining our existing technical collaboration with the Corus Group of Europe and technology transfers to the U.S. company Timken, this new partnership in China has helped form a four-pole system capable of supplying high-quality special steel on a global basis.


Machined parts made from lead-free free-cutting steel

Development of environmentally friendly lead-free free-cutting steel

Through joint development with the Sumitomo Metals Corporate Research & Development Laboratories, we successfully developed a breakthrough lead-free free-cutting steel that contains no environmentally harmful lead. Steel that is used in automotive parts and OA device parts must have high machinability, so as to extend tool lifetimes and prevent cutting debris from interfering with the machining process. For this reason, lead has been added to free-cutting steel. However for environmental reasons, there is a strong demand for steel without added lead, the development of which has become an important technical issue. We first developed an applied lead-free free-cutting steel for use in automotive crankshafts. Repeated improvements have allowed this steel to be used in steadily expanding varieties of materials. In addition, this technology has been applied to low-carbon lead-free free-cutting steel, and development is proceeding for a new low-carbon lead-free free-cutting steel with high machinability. It is expected that this will allow us to replace the majority of the 200,000 – 300,000 tons of conventional products that are consumed annually with this newly developed steel. The Europe-based Corus Group is also participating in this development, and we are planning to market these products not only to Japanese but also to European customers, incorporating additional improvements to match part shapes and machining conditions. We will develop, market, and expand sales of this lineup of lead-free free-cutting steel as products which comply with increasingly strict environmental regulations.

Sumitomo Metals (Naoetsu), Ltd.

Since beginning to manufacture stainless steel in 1934, Sumitomo Metals (Naoetsu) has remained the unrivaled leader of the domestic stainless steel industry. In particular we are focusing on increasing the added value of our products and on developing new business areas. We utilize the strengths of our integrated production system, incorporating all stages from steel production to final products, in order to rapidly and precisely meet diversifying customer needs. Sumitomo Metals (Naoetsu) produces a broad range of products, centered around stainless steel and titanium, including plates, sheets, shaped steel, and special steel products. We are also at the world's top level in the fields of precision rolled products and clad steel plates. Recently we developed integrated manufacturing technology for magnesium alloy sheets.

Development of three-layer clad steel for IH electric rice cookers


IH electric rice cooker and inner pot

Induction heating (IH) electric rice cookers are a popular product developed and sold by Matsushita Electric Industrial Co. Because the pot is heated directly by induction, the efficiency is excellent and high heating power is achieved. Their success has helped Matsushita Electric achieve more than a 50% share of the domestic rice cooker market. The material initially used for the inner pot was clad steel from Sumitomo Metals (Naoetsu). This consisted of a two-layer hybrid material composed of twin layers of stainless steel and pure aluminum. The outside copper plating was subsequently added by Matsushita Electric, and the product was marketed as delivering greater heating efficiency than other rice cookers. The copper gave it a high-class appearance, and was credited for improving the taste and texture of the cooked rice. However, because the copper plating was performed after the two-layer clad steel was pressed to form the inner pot, it was not possible to mass-produce the copper-plated pots. At the request of Matsushita Electric, we succeeded in developing and mass-producing three-layer clad steel composed of copper, stainless steel and aluminum. This product not only features higher heating efficiency and heat conductivity than two-layer clad steel, but is also lighter in weight. We are currently the top manufacturer worldwide in this field, and intend to further solidify our position by responding precisely to customer needs.

Use of nanotechnology in the development of stainless steel products with high fatigue strength


Stainless steel gasket

Sumitomo Metals (Naoetsu) and Honda R&D Company have succeeded in developing a stainless steel plate with fatigue strength that is much greater than ordinary stainless steel. By such means as controlling the annealing process (through heat treatment to improve the quality of the metal structure after rolling), we were able to refine the crystal grain diameter from the conventional material size of 20 microns to just 1 – 2 microns. This yields extremely high fatigue strength. This product has already been sold for use in Honda automobiles as gaskets that resist metal fatigue, and we are now beginning full-scale sales to other manufacturers. In addition, a material with greater fatigue resistance is being sought for use in the springs of push-buttons for PCs and mobile phones, and we are actively working to grow sales in fields such as these.

Sumitomo Pipe & Tube Co.


Roof side member
Rear suspension member
Cross member
Lower arm
Differential gear case support
Sub-frame
Center member
Center pillar reinforcement
Engine cradle

Parts where hydroforming is used

Development of hydroforming for automotive parts

To expand the use of pipes for automotive parts, Sumitomo Pipe & Tube Co. and Sumitomo Metals Corporate Research & Development Laboratories jointly installed Japan's first large-size hydroforming test equipment and began full-scale R&D in 1997, in advance of any other company. Hydroforming is a technology that makes it possible to achieve both lighter weight and safety for automotive parts. With this approach, high hydraulic pressure is applied to the inside of pipes during the manufacturing process, reducing weight by 30% – 50%, increasing strength by approximately 30%, and improving rigidity by 50% or more. Several dozen tests of prototype automotive parts were carried out using this test equipment before the end of fiscal year 2003. These tests were developed jointly with auto makers and automotive part manufacturers. As a result, we succeeded in putting just over 30% of these prototypes into practical use, and these research activities are contributing to the sale of high-grade pipes for automotive use. In the future, we are examining possibilities such as applying this technology to improve parts safety in the event of collisions, and to create lightweight and safer spatial frame structural parts. From the pipe materials themselves to the design of hydroformed parts, we are working to develop technologies that better serve the needs of our customers.

Sumitomo Metal Electronics Devices Inc.



Suzhou SMI Electronics Co., Ltd. in China

Mass-production of cell phone parts in China

With the 2008 Beijing Olympics on the horizon, the number of cell phone subscribers in the booming China market is increasing with no sign of abating. It is said that the number will eventually reach over 200 million users. In response, we established Suzhou SMI Electronics Co., Ltd. in Suzhou, China, and in February 2003 began mass production of ceramic packages for the crystal oscillators installed in cell phones. The crystal oscillator generates an electrical signal when a voltage is applied to a piece of crystal. As the heart of the cell phone, it precisely determines the frequency of the transmission between the base station and the phone, and also functions to prevent cross-talk and interference. Sumitomo Metal Electronics Devices Inc. (SMI-ED) supplies the multilayer ceramic package that protects the oscillator and contains the electric circuit, and also supplies the lid. SMI-ED boasts a high market share, with one out of every three cell phones worldwide containing this company's product. We will continue sales, primarily to local Japanese parts manufacturers for cell phones, and will actively work to expand sales in the China market where further growth in demand is certain.

Management for Environmental Protection

Sumitomo Metals has made protection of the global environment a cornerstone of our business activities, and has formulated "Action Guidelines for the Global Environment" to help fulfill our obligations to society. From a long-range and global perspective, we are working to strengthen our company systems and organization to contribute to the construction of a sustainable society and the protection of the global environment. We are also promoting the development of technology for conservation of energy and natural resources, and are active in the recycling business.

ISO14001 Environmental Audit

Sumitomo Metals has constructed and operates a comprehensive environmental management system, based on our many years of experience in environmental initiatives. By 1998, all our steel works had obtained ISO14001 certification. In addition to regular auditing by outside certification agencies, we have formed an environmental audit team comprising qualified company personnel at the head office and steel works, and conduct yearly internal audits in order to further increase the level of our environmental management.

Environmental Accounting

As one key element in our administrative action, it is important for us to determine whether an appropriate level of funds has been allocated to each environmental protection activity, and to maintain an understanding of the results that have been achieved. For this reason, we introduced environmental accounting of environmental protection costs, effects, and programs in the results from fiscal year 2002, and disclose the results of this accounting in our Environmental Report.

Waste Material Recycling Business

The recent shortage of landfill sites for waste materials has become a serious social issue. In addition, the recycling of waste without resorting to landfill and the achievement of zero emissions have been positioned as key issues for the construction of a sustainable society. Because the steel industry possesses the necessary auxiliary materials, electricity, gas, and other infrastructure, as well as the required high-temperature processing technology, there have been requests for the steel industry to enter this field. In response to such requests from society, the Sumitomo Metals Group has decided to enter the waste processing business in 2004, using the gasification and smelting furnace independently developed by Sumitomo Metals. This business will be based at Sumitomo Metals' Kashima Steel Works in the east of Japan and the Kyoei Steel, Ltd. Yamaguchi Plant in the west, with each center recycling approximately 60,000 tons of waste each year. Among the Sumitomo Metals Group members, Chuo Denki Kogyo Co., Ltd. currently processes 40,000 tons of incineration ash and other waste yearly, and Sumikin Koka Co., Ltd. processes 8,000 tons of debris and waste plastic yearly. We expect that expanding operations will increase the total processing capacity of the group to 250,000 tons by the end of fiscal year 2006.

Characteristics of the High-temperature Gasification and Smelting Furnace Developed by Sumitomo Metals

1. The furnace smelts and decomposes waste materials at high temperature, minimizing the generation of dioxins to the extremely low level.
2. In addition to municipal wastes, the furnace can also process industrial wastes that were previously difficult to treat, including combustible waste plastic and waste oil, incombustible automobile shredder debris, mixed construction waste materials, and materials recovered from landfills.
3. Clean gas which is generated from the thermal decomposition of the waste materials can be used directly as fuel gas, and can also be used for power generation in boilers or highly-efficient gas engines. A wide range of uses for this gas can be expected in the future, including use in hydrogen recovery and in fuel cells.
4. High-quality slag can be recovered (for use as aggregate in roadbeds, asphalt, and cement). Previously when an automobile was scrapped, 20% of the total weight was buried or incinerated as shredder particles and dust. However with the SMI processing method, approximately 80% of this waste can be recycled as gas and slag.



The gasification and smelting demonstration furnace

Furnace cross-section


Oxygen
Top-blown lance
Energy gas
Self-coating layer
Waste materials
Oxygen
Transverse lance
Oxygen
Waste materials
Oxygen

Corporate Governance

Sumitomo Metals has positioned corporate governance as fundamental for the achievement of a range of business targets. By constructing a management system which can carry out efficient and appropriate decision-making, execution of duties, and monitoring and controlling, we intend to improve the levels of management appropriateness, efficiency, and transparency.

Management and audit system



Shareholders' Meeting
Board of Directors
Auditors
Independent Auditors
Personnel Committee
Board of Auditors
Decision-making controlling
Auditing
President
Crisis Management Committee
Executive Officers
Management Committee
Compliance Committee
Head Office/ Research Departments
Companies
Steel Sheet, Plate, Titanium & Structural Steel Company
Pipe & Tube Company
Railway, Automotive & Machinery Parts Company
Engineering Company
Management Conference of Affiliated Companies
Conduct of Business

Decision-making and Controlling, Execution of Duties, and Audits

Under the current system, important items involving the management of Sumitomo Metals and the Sumitomo Metals Group are discussed by the Management Committee before the Board of Directors, as the decision-making body, makes a decision. This decision is then carried out by each executive officer in the division and department under his or her control. The legality and efficiency of the decision-making by the directors, and the carrying out of duties by the executive officers, are monitored and audited by the auditors, auditing staff, and Internal Inspection Department. With the introduction of the internal company system in April 2002, the organizational system is now composed of four internal companies, Head Office and Research Departments. This internal company system allows integrated manufacturing and sales operations in each business field, strengthening our ability to respond to customer needs in a manner that is flexible and adaptable to changes in the business environment, and creates a more dynamic style of management.

Selection of Director and Executive Officer Candidates through Committee

For directors and executive officers, the Personnel Committee (chaired by the president) selects candidates and deliberates other personnel issues. It then presents its recommendations to the Board of Directors, which makes decisions on them. For company auditors, the Auditing Department deliberates candidates proposed by the directors, and decides whether to approve them. Each auditor's compensation is discussed and determined by the auditors. The Management Conference of Affiliated Companies (chaired by the president) evaluates the business performance of each major group company, and deliberates the compensation that should be paid to the company presidents and other issues.

Compliance and Crisis Management

We recognize that compliance is a foundation of corporate management. In January 1997, the Sumitomo Metals Business Code of Conduct was established to make clear the fundamental rules that must be observed by all directors and personnel during the conduct of business. In addition, training related to compliance is conducted for the Legal Department and other department personnel. The Compliance Committee, chaired by the executive vice president in charge of legal affairs, was formed in October 2002, for the purpose of strengthening compliance at Sumitomo Metals and group companies, and preventing the occurrence of illegal acts. For this purpose, a compliance program was also created and enacted throughout the Sumitomo Metals Group, and a Compliance Consulting Office was established to allow personnel to consult directly about compliance matters. The Crisis Management Committee, chaired by the president, was formed in August 2000 to enable the entire company to respond in a unified manner in the event of a major disaster, accident, or the occurrence of an illegal act. In this way, we are working to strengthen a system that is capable of prompt and appropriate crisis management.

Information Disclosure

All important items concerning the management of Sumitomo Metals and the Sumitomo Metals Group are appropriately disclosed in a timely manner, in accordance with laws and related regulations, and we are working to further improve the level of management transparency. In addition, we take a proactive approach to conducting investor relations activities in order to further the understanding of shareholders and investors toward Sumitomo Metals and the Sumitomo Metals Group.

Organization Chart
(As of June 27, 2003)



Board of Directors
President and CEO
Board of Auditors
Auditors
Auditors Office
Head Office
Corporate Planning Department
Internal Inspection Department
Treasury Department
Public Relations & Investor Relations Department
General Affairs Department
Legal Department
Personnel & Industrial Relations Department
Technology Administration & Planning Department
Intellectual Property Department
Recycle Business Project Team
Wakayama CTR Business Project Team
Stainless Business Integration Project Group
Corporate Research & Development Laboratories
Center of Application Technology for Customers
Branch Offices/Overseas Affiliates and Offices
Osaka Head Office
Steel Sheet, Plate, Titanium & Structural Steel Company
Wakayama Steel Division
Pipe & Tube Company
Pipe & Tube Works
Steel Tube Works
Railway, Automotive & Machinery Parts Company
Osaka Steel Works
Engineering Company
Construction Engineering Division
Energy Facilities Engineering Division
Environment Regenerating Engineering Division

Board of Directors
(As of June 27, 2003)



Hiroshi Shimozuma
Representative Director, President and Chief Executive Officer



Kunihiko Suemitsu
Representative Director (Executive Vice President)



Gashun Amaya
Representative Director (Executive Vice President)



Kenjiro Shigematsu
Representative Director, (Executive Vice President)



Eiji Sakuta
Director (Senior Vice President)



Yasutaka Toya
Director (Senior Vice President)



Tsutomu Ando
Director (Senior Vice President)



Hiroshi Tomono
Director (Senior Vice President)



Nobusato Suzuki
Director (Senior Vice President)



Fumio Hombe
Director (Senior Vice President)

Executive Officers
(As of June 27, 2003)

President and CEO
Hiroshi Shimozuma

Executive Vice Presidents
Kunihiko Suemitsu
Gashun Amaya
Kenjiro Shigematsu

Senior Vice Presidents
Eiji Sakuta
Yasutaka Toya
Tsutomu Ando
Tsutomu Nagahata
Hiroshi Tomono
Kaoru Goto
Yasuyuki Tozaki
Nobusato Suzuki
Fumio Hombe
Minoru Tawara

Vice Presidents
Osamu Iimura
Shozo Nishizawa
Katsuhiko Yagi
Ryo Someya
Mitsuru Maruo
Ichiro Miyasaka
Syuichiro Kozuka
Hisao Gotou
Shinichi Ogawa
Yoshinari Ishizuka
Hideo Okuda

Auditors
(As of June 27, 2003)

Standing Auditor
Toshihiko Takeda
Shigeru Sakurai

Auditor
Hiroaki Udou
Shogo Takai

Financial Section

Financial Section Contents

Consolidated Five-Year Financial Summary

Sumitomo Metal Industries, Ltd., and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					Thousands of U.S. dollars
	2003	2002	2001	2000	1999	**2003**
Operating Results (For the year):						
Net sales	**¥1,224,634**	¥1,349,529	¥1,497,641	¥1,424,104	¥1,347,005	**$10,188,302**
Operating profit	**69,828**	40,096	90,598	9,301	12,426	**580,934**
Net income (loss)	**17,076**	(104,720)	5,836	(145,124)	(69,469)	**142,066**
Financial Position (At year-end):						
Total assets	**¥2,122,371**	¥2,433,432	¥2,733,115	¥2,774,497	¥2,720,513	**$17,656,994**
Total shareholders' equity	**328,754**	274,432	368,116	341,598	502,249	**2,735,058**

	Yen					U.S. dollars
Per Share Data:						
Net income (loss)	**¥ 4.36**	¥ (28.83)	¥ 1.61	¥ (39.95)	¥ (20.59)	**$ 0.04**
Cash dividends	**1.5**	–	–	–	–	**0.01**
Shareholders' equity	**68.78**	75.56	101.35	94.05	138.27	**0.57**

Index:					
Return on assets (ROA)	**3.1%**	1.5%	3.3%	0.3%	0.5%

Notes: The United States dollar amounts included herein represent translations using the approximate exchange rate at March 31, 2003, of ¥120.2 = U.S.$1, solely for convenience.
Return on assets is calculated using the following formula: ROA = Operating profit/total assets × 100.

Segment Information

Sumitomo Metal Industries, Ltd., and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					Thousands of U.S. dollars
	2003	2002	2001	2000	1999	2003
Sales to Customers:						
Steel	¥ 960,301	¥ 938,588	¥ 952,393	¥ 898,021	¥ 930,683	$ 7,989,195
Engineering	78,635	96,748	125,962	131,218	144,899	654,204
Electronics and Information Services	76,282	169,615	252,825	225,767	135,091	634,621
Other	109,416	144,578	166,461	169,098	136,332	910,282
Operating Profit:						
Steel	¥ 66,712	¥ 50,462	¥ 71,344	¥ 18,691	¥ 30,276	$ 555,011
Engineering	(555)	148	3,314	1,497	(970)	(4,619)
Electronics and Information Services	(845)	(15,629)	11,883	(12,407)	(15,594)	(7,034)
Other	6,446	6,109	2,954	427	(2,160)	53,625
Assets:						
Steel	¥ 1,445,616	¥ 1,582,550	¥ 1,698,233	¥ 1,655,837	¥ 1,545,535	$ 12,026,752
Engineering	49,306	67,497	134,730	142,549	139,864	410,204
Electronics and Information Services	111,485	180,532	268,674	303,967	372,702	927,497
Other	385,252	530,817	559,948	577,743	281,551	3,205,091

	Millions of yen					Thousands of U.S. dollars
Depreciation:						
Steel	¥ 81,329	¥ 87,014	¥ 96,470	¥ 99,532	¥ 92,704	$ 676,610
Engineering	560	659	2,232	2,471	1,369	4,657
Electronics and Information Services	5,701	25,870	31,098	32,055	15,113	47,431
Other	5,400	9,759	10,134	13,937	10,572	44,929
Capital Expenditures:						
Steel	¥ 47,589	¥ 55,964	¥ 58,991	¥ 82,068	¥ 92,114	$ 395,912
Engineering	102	120	811	1,515	5,606	846
Electronics and Information Services	1,554	14,009	15,314	14,763	33,770	12,930
Other	3,087	6,691	6,943	9,670	5,841	25,683

Notes: The United States dollar amounts included herein represent translations using the approximate exchange rate at March 31, 2003, of ¥120.2 = U.S.$1, solely for convenience.
The segment classification was changed during the year ended March 31, 2003.
The segment information for the year ended March 31, 2002, is also classfied in accordance with the new standard.
Refer to Note 20 for segment reclassfication.

Tel :+81-3-3457-7321
Fax :+81-3-3457-1694
www.tohmatsu.co.jp

Deloitte
Touche
Tohmatsu

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Sumitomo Metal Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Sumitomo Metal Industries, Ltd. ("SMI") and consolidated subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of SMI's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SMI and consolidated subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

As discussed in Note 20 to the consolidated financial statements, SMI changed segment reporting classification for year ended March 31, 2003.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2003

Consolidated Balance Sheets

Sumitomo Metal Industries, Ltd., and Consolidated Subsidiaries
March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
Assets			
Current assets:			
Cash and time deposits *(Note 3)*	¥ 121,859	¥ 67,785	$ 1,013,802
Marketable securities *(Notes 3 and 4)*	195	3,174	1,623
Notes and accounts receivable *(Notes 7 and 18)* -			
Trade	195,390	275,362	1,625,542
Other	37,264	61,570	310,018
	232,654	336,932	1,935,560
Allowance for doubtful accounts	(422)	(1,172)	(3,514)
	232,232	335,760	1,932,046
Inventories *(Note 5)*	282,310	329,004	2,348,665
Deferred tax assets *(Note 14)*	21,571	14,090	179,462
Prepaid expenses and other	12,690	18,087	105,574
Total current assets	670,857	767,900	5,581,172
Property, plant and equipment, at cost *(Note 7)*:			
Land *(Note 6)*	354,613	357,983	2,950,192
Buildings and structures	708,568	783,267	5,894,908
Machinery and equipment	2,137,699	2,185,957	17,784,514
Construction in progress	39,676	55,807	330,086
Total	3,240,556	3,383,014	26,959,700
Accumulated depreciation	(2,147,177)	(2,159,370)	(17,863,368)
Net property, plant and equipment	1,093,379	1,223,644	9,096,332
Investments and other assets:			
Investment securities *(Notes 4 and 7)*	91,504	134,244	761,262
Investments in unconsolidated subsidiaries and associated companies *(Note 7)*	134,515	131,236	1,119,097
Deferred tax assets *(Note 14)*	61,073	88,621	508,091
Other assets *(Note 7)*	71,043	87,787	591,040
Total investments and other assets	358,135	441,888	2,979,490
Total	¥ 2,122,371	¥ 2,433,432	$ 17,656,994

See Notes to Consolidated Financial Statements.

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
Liabilities and Shareholders' equity			
Current liabilities:			
Short-term bank loans *(Note 7)*	¥ 365,068	¥ 452,400	$ 3,037,172
Current portion of long-term debt *(Note 7)*	260,166	293,725	2,164,443
Notes and accounts payable -			
Trade	162,573	185,303	1,352,518
Other	39,692	83,517	330,216
	202,265	268,820	1,682,734
Deferred tax liabilities *(Note 14)*	289	331	2,411
Other current liabilities	60,391	80,267	502,419
Total current liabilities	888,179	1,095,543	7,389,179
Long-term liabilities and reserves:			
Long-term debt *(Note 7)*	818,995	902,654	6,813,603
Liability for employees' retirement benefits *(Note 8)*	25,808	22,095	214,709
Liability for rebuilding furnaces	4,243	10,791	35,299
Deferred tax liabilities *(Note 14)*	7,650	11,012	63,645
Deferred tax liabilities on land revaluation *(Note 6)*	10,135	10,562	84,315
Other long-term liabilities	19,728	54,857	164,127
Total long-term liabilities and reserves	886,559	1,011,971	7,375,698
Minority interests	18,879	51,486	157,059
Contingencies *(Notes 16, 17, 18 and 19)*			
Shareholders' equity *(Note 9)*:			
Common stock, authorized 4,940,864,000 shares in 2003 and 2002; issued 4,782,267,511 shares in 2003 and 3,632,272,511 shares in 2002	262,072	237,922	2,180,303
Capital surplus	60,735	139,421	505,279
Accumulated deficit	(11,475)	(127,581)	(95,465)
Land revaluation surplus *(Note 6)*	20,950	21,680	174,290
Net unrealized (loss) gain on available-for-sale securities	(2,351)	930	(19,554)
Foreign currency translation adjustments	(1,001)	2,066	(8,331)
Total	328,930	274,438	2,736,522
Treasury stock, at cost 2,814,074 shares in 2003 and 140,237 shares in 2002	(176)	(6)	(1,464)
Total shareholders' equity	328,754	274,432	2,735,058
Total	¥ 2,122,371	¥ 2,433,432	$ 17,656,994

Consolidated Statements of Operations

Sumitomo Metal Industries, Ltd., and Consolidated Subsidiaries
Years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars *(Note 1)*
	2003	2002	2003
Net sales *(Notes 18 and 20)*	¥ 1,224,634	¥ 1,349,529	$ 10,188,302
Cost of sales *(Note 15)*	1,019,096	1,143,815	8,478,335
Gross profit	205,538	205,714	1,709,967
Selling, general and administrative expenses *(Note 15)*	135,710	165,618	1,129,033
Operating profit *(Note 20)*	69,828	40,096	580,934
Other income (expenses):			
Interest and dividend income	4,309	5,498	35,846
Interest expense	(24,143)	(28,185)	(200,860)
Equity in earnings of unconsolidated subsidiaries and associated companies	1,514	541	12,592
Expenses for employees loaned to other companies, net of reimbursements of ¥7,125 million		(11,045)	
Gain on business restructuring *(Note10)*	23,164		192,715
Gain on sales of property, plant and equipment		17,171	
Gain on sales of investment securities	5,727	12,955	47,649
Foreign exchange gain	2,698	1,530	22,444
Loss on business restructuring *(Note 12)*	(12,312)		(102,431)
Loss on business reorganization *(Note 11)*		(121,508)	
Charge for transitional obligations for employees' retirement benefits *(Note 8)*	(6,910)	(24,768)	(57,489)
Loss on disposal of property, plant and equipment and other assets *(Note 13)*	(9,055)		(75,332)
Loss on write down of investment securities	(9,190)	(17,169)	(76,454)
Loss on sales of investment securities	(5,949)	(25,112)	(49,494)
Reversal of reserve for rebuilding furnaces	6,552	26,866	54,507
Gain on sale of silicon wafer business *(Note 18)*		24,854	
Other, net	(12,955)	(6,892)	(107,772)
Other income (expenses), net	(36,550)	(145,264)	(304,079)
Income (loss) before income taxes and minority interests	33,278	(105,168)	276,855
Income taxes *(Note 14)*:			
Current	(2,909)	(4,896)	(24,196)
Deferred	(11,968)	5,368	(99,570)
Total income taxes	(14,877)	472	(123,766)
Minority interests	(1,325)	(24)	(11,023)
Net income (loss)	¥ 17,076	¥ (104,720)	$ 142,066

	Yen		U.S. dollars *(Note 1)*
Per share of common stock *(Note 2(q))*:	2003	2002	2003
Basic net income (loss)	¥ 4.36	¥ (28.83)	$ 0.04
Cash dividends	1.50	-	0.01

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Sumitomo Metal Industries, Ltd., and Consolidated Subsidiaries
Years ended March 31, 2003 and 2002

	Thousands	Millions of yen						
	Issued number of shares of common stock	Common stock	Capital surplus	Accumulated deficit	Land revaluation surplus	Unrealized (loss) gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, April 1, 2001	3,632,273	¥ 237,922	¥ 139,421	¥ (22,006)	¥ 4,804	¥ 9,611	¥ (1,609)	¥ (27)
Net loss				(104,720)				
Land revaluation of certain consolidated subsidiaries					16,602			
Increase due to increase in share of certain associated companies					274			
Bonuses to directors and corporate auditors				(15)				
Decrease due to exclusion of certain subsidiaries from consolidation and certain associated companies				(840)				
Net increase in unrealized loss on available-for-sale securities						(8,681)		
Net change in foreign currency translation adjustments							3,675	
Net decrease in treasury stock								21
Balance, March 31, 2002	3,632,273	237,922	139,421	(127,581)	21,680	930	2,066	(6)
Transfer to accumulated deficit			**(101,686)**	**101,686**				
Issuance of common stock	**1,149,995**	**24,150**	**23,000**					
Net income				**17,076**				
Bonuses to directors and corporate auditors				**(16)**				
Decrease due to exclusion of certain subsidiaries from consolidation and certain associated companies				**(2,640)**				
Net decrease in land revaluation surplus due to business restructuring					**(730)**			
Net increase in unrealized loss on available-for-sale securities						**(3,281)**		
Net change in foreign currency translation adjustments							**(3,067)**	
Net increase in treasury stock								**(170)**
Balance, March 31, 2003	**4,782,268**	**¥ 262,072**	**¥ 60,735**	**¥ (11,475)**	**¥ 20,950**	**¥ (2,351)**	**¥ (1,001)**	**¥ (176)**

	Thousands of U.S. dollars *(Note 1)*						
	Common stock	Capital surplus	Accumulated deficit	Land revaluation surplus	Unrealized (loss) gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, March 31, 2002	$1,979,389	$1,159,906	$(1,061,401)	$ 180,365	$ 7,736	$ 17,191	$ (54)
Transfer to accumulated deficit		**(845,974)**	**845,974**				
Issuance of common stock	**200,914**	**191,347**					
Net income			**142,066**				
Bonuses to directors and corporate auditors			**(131)**				
Decrease due to exclusion of certain subsidiaries from consolidation and certain associated companies			**(21,973)**				
Net decrease in land revaluation surplus due to business restructuring				**(6,075)**			
Net increase in unrealized loss on available-for-sale securities					**(27,290)**		
Net change in foreign currency translation adjustments						**(25,522)**	
Net increase in treasury stock							**(1,410)**
Balance, March 31, 2003	**$2,180,303**	**$ 505,279**	**$ (95,465)**	**$ 174,290**	**$ (19,554)**	**$ (8,331)**	**$ (1,464)**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Sumitomo Metal Industries, Ltd., and Consolidated Subsidiaries
Year ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars *(Note 1)*
	2003	2002	2003
Operating activities:			
Income (loss) before income taxes and minority interests	¥ 33,278	¥ (105,168)	$ 276,855
Adjustments for:			
Income taxes paid	(3,360)	(5,985)	(27,952)
Depreciation and amortization	92,990	123,302	773,627
(Reversal of) provision for allowance for doubtful accounts, net	(804)	12,590	(6,688)
Provision for (reversal of) liability for employees' retirement benefits, net	8,616	(49,946)	71,683
Reversal of reserve for rebuilding furnaces, net	(6,548)	(26,866)	(54,478)
Interest and dividend income	(4,309)	(5,498)	(35,846)
Interest expense	24,143	28,185	200,860
Equity in earnings of unconsolidated subsidiaries and associated companies	(1,514)	(541)	(12,592)
Gain on sales of property, plant and equipment		(17,171)	
Gain on sales of investment securities	(5,727)	(12,955)	(47,649)
Gain on business restructuring	(23,164)		(192,715)
Loss on disposal of property, plant and equipment and other assets	9,055		75,332
Loss on write down of investment securities	9,190	17,169	76,454
Loss on sales of investment securities	5,949	25,112	49,494
Loss on business restructuring	12,312		102,431
Loss on business reorganization		105,256	
Gain on sale of silicon wafer business		(24,854)	
Retirement benefits paid to transferred employees	(23,588)	(139,104)	(196,241)
Changes in assets and liabilities -			
Decrease in receivables	30,648	49,777	254,979
Decrease in inventories	30,660	5,448	255,078
Increase (decrease) in payables	2,808	(21,175)	23,360
Other, net	(29,508)	60,902	(245,497)
Net cash provided by operating activities	161,127	18,478	1,340,495
Investing activities:			
Acquisition of property, plant and equipment and other assets	(59,327)	(75,982)	(493,568)
Proceeds from sales of property, plant and equipment and other assets	51,311	26,446	426,879
Purchase of marketable and investment securities	(8,886)	(87,897)	(73,924)
Proceeds from sales of marketable and investment securities	50,436	112,477	419,597
Loans made	(21,272)	(79,391)	(176,975)
Collections of loans	51,567	65,347	429,007
Interest and dividends received	7,471	5,850	62,158
Proceeds from sale of silicon wafer business *(Note 18)*		75,600	
Other, net	(12,970)	(2,817)	(107,901)
Net cash provided by investing activities	58,330	39,633	485,273
Financing activities:			
Decrease in short-term bank loans, net	(60,290)	(8,506)	(501,578)
Proceeds from long-term debt	197,139	162,722	1,640,094
Repayments of long-term debt	(324,224)	(212,333)	(2,697,372)
Proceeds from issuance of common stock	47,150		392,261
Interest paid	(24,227)	(30,435)	(201,559)
Other, net	(483)	(914)	(4,019)
Net cash used in financing activities	(164,935)	(89,466)	(1,372,173)
Foreign currency translation adjustments on cash and cash equivalents	1,040	946	8,652
Net increase (decrease) in cash and cash equivalents	55,562	(30,409)	462,247
Cash and cash equivalents decreased by elimination of consolidated subsidiaries	(4,241)	(293)	(35,279)
Cash and cash equivalents at beginning of year *(Note 3)*	70,391	101,093	585,615
Cash and cash equivalents at end of year *(Note 3)*	¥ 121,712	¥ 70,391	$ 1,012,583
Non-cash investing and financing activities:			
Decrease in assets and liabilities due to unconsolidation of subsidiaries previously consolidated:			
Assets (primarily inventory and property)	¥ 115,198	¥ 32,850	$ 958,386
Liabilities (primarily current portion of long-term debt and short-term bank loans)	¥ 69,112	¥ 30,709	$ 574,974
Decrease in assets and liabilities due to transfer of silicon wafer business			
Assets (primarily property)		¥ 103,987	
Liabilities (primarily current portion of long-term debt and short-term bank loans)		¥ 77,642	

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Sumitomo Metal Industries, Ltd., and Consolidated Subsidiaries
Years ended March 31, 2003 and 2002

1 Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Sumitomo Metal Industries, Ltd. ("SMI") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2002 financial statements to conform to the classifications used in 2003.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which SMI is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥120.20 to $1, the approximate exchange rate at March 31, 2003. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2 Summary of Significant Accounting Policies

(a) Consolidation

The consolidated financial statements as of March 31, 2003 include the accounts of SMI and its 72 significant (86 in 2002) subsidiaries (together, the "Group").

Under the control or influence concept, those companies in which SMI, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in two (three in 2002) unconsolidated subsidiaries and 33 (37 in 2002) associated companies are accounted for by the equity method.

Investments in the remaining unconsolidated subsidiaries and associated companies are stated at cost, except that appropriate write-downs are recorded for investments in unconsolidated subsidiaries and associated companies which have incurred substantial losses deemed to be of a permanent nature. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiary at the date of acquisition is being amortized over 20 years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Group are eliminated.

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits, commercial paper and bond funds, all of which mature or become due within three months of the date of acquisition.

(c) Inventories

Inventories are stated principally at cost, determined by the average method.

(d) Marketable and investment securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows:
i) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity are reported at amortized cost and ii) available-for-sale securities, which are not classified as the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost.

Depreciation of property, plant and equipment of SMI and its consolidated domestic subsidiaries is computed substantially by the declining-balance method at rates based on the usage of the assets over the estimated useful lives of the assets, while the straight-line method is applied to the buildings of SMI and its domestic subsidiaries, and all property, plant and equipment of consolidated overseas subsidiaries. The range of useful lives is principally 31 years for buildings and structures and 14 years for machinery and equipment.

(f) Stock and bond issue cost and bond discounts

Stock and bond issue costs are charged to income as incurred. Bond discounts are amortized over the terms of the related bonds.

(g) Employees' retirement benefits

SMI and its domestic subsidiaries account for the liability for employees' retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date. The transitional obligation of ¥59,149 million determined as of April 1, 2000, the date of initial adoption, by the contributions of securities discussed hereunder, is being amortized over five years and the annual amortization is included in the charge for transitional obligations for employees' retirement benefits as other expenses in the statement of operations. SMI and a domestic subsidiary contributed certain available-for-sale securities with a fair value of ¥31,947 million to employees' retirement benefit trusts for their companies' non-contributory pension plans during the first half of the fiscal year ended March 31, 2001. The securities held in these trusts are qualified as plan assets.

(h) Liability for rebuilding furnaces

Blast furnaces and hot blast stoves, including related machinery and equipment, require periodic repairs and replacement of substantial components. A liability for rebuilding furnaces is provided for the estimated future costs of such work based on past experience.

(i) Revenue recognition for long-term construction contracts

Sales and related costs of long-term construction contracts (for which the term is longer than one year and the contract amount is over ¥1 billion) are accounted for by the percentage-of-completion method.

(j) Research and development costs

Research and development costs are charged to expenses as incurred.

(k) Leases

Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

(l) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

(m) Appropriations of retained earnings

Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

(n) Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance-sheet date. The foreign exchange gains and losses from translation are recognized in the statement of operations to the extent that they are not hedged by forward exchange contracts.

(o) Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rates as of the balance sheet date except for shareholders' equity, which is translated at the historical exchange rate.

Differences arising from such translation were shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of the consolidated foreign subsidiaries are translated into yen at the current exchange rates as of the balance sheet date.

(p) Derivatives and hedging activities

The Group uses derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. Foreign exchange forward contracts, interest rate swaps and currency swaps are utilized by the Group to reduce foreign currency exchange and interest rate risks. The Group does not hold derivatives for trading or speculation purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: i) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the statement of operations and ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign exchange forward contracts employed to hedge foreign exchange exposures for export sales are measured at the fair value and the unrealized gains/losses are recognized in income. Forward contracts applied for forecasted (or committed) transactions are also measured at the fair value but the unrealized gains/losses are deferred until the underlying transactions are completed.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

(q) Per share information

Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share in 2003 is not disclosed because it is anti-dilutive. Diluted net income per share in 2002 is not disclosed because of SMI's net loss position.

Cash dividends per share presented in the accompanying consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year.

3 Reconciliation to Cash and Cash Equivalents

The reconciliation of cash and time deposits in the balance sheets to cash and cash equivalents in the statements of cash flows at March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Cash and time deposits per the balance sheets	**¥ 121,859**	¥ 67,785	**$ 1,013,802**
Time deposits with original maturities of more than 3 months	**(339)**	(567)	**(2,817)**
Money management funds in marketable securities	**192**	3,173	**1,598**
Cash and cash equivalents per the statements of cash flows	**¥ 121,712**	¥ 70,391	**$ 1,012,583**

4 Marketable and Investment Securities

The carrying amounts and aggregate fair values of marketable and investment securities at March 31, 2003 and 2002 were as follows:

March 31, 2003	Millions of yen			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**¥ 53,321**	**¥ 6,006**	**¥ 6,639**	**¥ 52,688**
Debt securities	**39**	**9**	**0**	**48**
Other	**81**		**31**	**50**

March 31, 2002	Millions of yen			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 81,808	¥ 13,026	¥ 9,094	¥ 85,740
Debt securities	39	20	1	58
Other	2,608	3	249	2,362
Held-to-maturity	0	0		0

March 31, 2003	Thousands of U.S. dollars			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$ 443,603**	**$ 49,971**	**$ 55,236**	**$ 438,338**
Debt securities	**324**	**75**	**3**	**396**
Other	**677**		**258**	**419**

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2003, and 2002 were as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Available-for-sale:			
Equity securities	**¥ 38,393**	¥ 45,861	**$ 319,406**
Money management funds	**192**	3,014	**1,598**
Other	**328**	383	**2,728**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2003 and 2002, were ¥28,242 million ($234,956 thousand) and ¥77,982 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥5,727 million ($47,649 thousand) and ¥5,949 million ($49,494 thousand), respectively for the year ended March 31, 2003 and ¥11,629 million and ¥25,076 million, respectively for the year ended March 31, 2002.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale at March 31, 2003 were as follows:

	Millions of yen	Thousands of U.S. dollars
	Available-for-sale	Available-for-sale
Due in one year or less	¥ 13	$ 108
Due after one year through five years	35	288
Total	¥ 48	$ 396

5 Inventories

Inventories at March 31, 2003 and 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Finished products	¥ 47,674	¥ 46,448	$ 396,624
Others	234,636	282,556	1,952,041
Total	¥ 282,310	¥ 329,004	$ 2,348,665

6 Land Revaluation

Under the "Law of Land Revaluation," promulgated on March 31, 1998 and revised on March 31, 1999 and 2001, certain consolidated subsidiaries elected a one-time revaluation of their own-use land to a value based on real estate appraisal information as of March 31, 2002.

The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of shareholders' equity. There is no effect on the statements of operations. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities. The details of the one-time revaluation as of March 31, 2002 were as follows:

Land before revaluation: ¥35,425 million
Land after revaluation: ¥63,159 million
Land revaluation surplus
(net of income taxes of ¥10,563 million): ¥16,602 million
Increase in minority interests: ¥569 million

As at March 31, 2003, the carrying amount of the land after the revaluation exceeded the market value by ¥5,497 million ($45,730 thousand).

Also under the "Law of Land Revaluation," certain associated companies accounted for by the equity method had elected a one-time revaluation of their own-use land to a value based on real estate appraisal information for the year March 31, 2000.

7 Short-term Bank Loans and Long-term Debt

Short-term bank loans bore interest principally at 1.0% at March 31, 2003 and 2002.

Long-term debt at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Loans, principally from banks and insurance companies, with interest principally at 1.8%, due through 2013	¥ 756,328	¥ 814,427	$ 6,292,244
0.94% to 3.07% yen bonds, due 2003 to 2019	215,800	281,500	1,795,341
1.6% yen convertible debentures, due through 2004	64,608	86,952	537,504
Lease obligations, with interest principally at 2.6%, due through 2008	28,925		240,644
Floating rate yen bonds, due 2003 to 2008	13,500	13,500	112,313
	1,079,161	1,196,379	8,978,046
Less current portion	(260,166)	(293,725)	(2,164,443)
Long-term debt, less current portion	¥ 818,995	¥ 902,654	$ 6,813,603

At March 31, 2003, the conversion price per share and number of shares convertible were as follows:

	Conversion price per share (yen)	Number of shares convertible (thousands)
1.6% yen convertible debentures, due 2004	¥ 821.0	78,694

The conversion prices of the convertible debentures are subject to adjustments in certain circumstances.

The annual maturities of long-term debt as of March 31, 2003, were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2004	¥ 260,166	$ 2,164,443
2005	236,520	1,967,724
2006	243,626	2,026,840
2007	159,214	1,324,575
2008	103,454	860,677
2009 and thereafter	76,181	633,787
Total	¥ 1,079,161	$ 8,978,046

The carrying amounts of assets pledged as collateral for short-term bank loans of ¥8,916 million ($74,178 thousand) and long-term debt of ¥15,988 million ($133,011 thousand) at March 31, 2003, were as follows:

	Millions of yen	Thousands of U.S. dollars
Notes and accounts receivable	¥ 400	$ 3,328
Investment securities	1,363	11,341
Property, plant and equipment	51,259	426,449
Other assets	551	4,582
Total	¥ 53,573	$ 445,700

8 Employees' Retirement Benefits

Employees whose service with SMI and its consolidated subsidiaries is terminated are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service, and conditions under which the termination occurs.

SMI's employees who retire at the age of 45 years or older are entitled to receive approximately 50% of their benefits in the form of an annuity and the balance in a lump-sum payment upon retirement. The funds for the annuity payments are entrusted to an outside trustee.

The liability for employees' retirement benefits at March 31, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Projected benefit obligation	**¥ 211,488**	¥ 237,361	**$ 1,759,472**
Fair value of plan assets	**(114,259)**	(157,799)	**(950,575)**
Unrecognized transitional obligation	**(13,476)**	(22,450)	**(112,110)**
Unrecognized actuarial loss	**(68,164)**	(51,464)	**(567,091)**
Unrecognized prior service cost	**42**	17	**349**
Net liability	**15,631**	5,665	**130,045**
Prepaid pension costs	**10,177**	16,430	**84,664**
Liability for employees' retirement benefits	**¥ 25,808**	¥ 22,095	**$ 214,709**

The components of net periodic benefit costs for the years ended March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Service cost	**¥ 9,575**	¥ 11,838	**$ 79,657**
Interest cost	**5,556**	10,621	**46,225**
Expected return on plan assets	**(2,945)**	(5,020)	**(24,496)**
Change for transitional obligation	**6,910**	24,768	**57,489**
Recognized actuarial loss	**7,920**	24,029	**65,886**
Amortization of prior service cost	**(955)**	(15,463)	**(7,947)**
Net periodic benefit costs	**¥ 26,061**	¥ 50,773	**$ 216,814**

Assumptions used for the years ended March 31, 2003 and 2002 were mainly set forth as follows:

	2003	2002
Discount rate	**2.5%**	2.5%
Expected rate of return on plan assets	**2.5%**	3.5%
Amortization period of prior service cost	**1 year**	1 year
Recognition period of actuarial gain/loss	**11 years**	11 years
Amortization period of transitional obligation	**5 years**	5 years

9 Shareholders' Equity

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code was ¥10,757 million ($89,489 thousand) as of March 31, 2003, based on the amount recorded in the parent company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On June 27, 2002, SMI transferred ¥101,686 million ($845,974 thousand) of additional paid-in capital to retained earnings upon shareholder's approval.

On January 31, 2003, SMI issued 1,149,995 thousand shares of common stock through a third-party capital allotment. The issue price of common stock was ¥41 per share and proceeds from issuance of the shares were ¥47,150 million ($392,261 thousand). Recorded amounts as common stock and additional paid-in capital were ¥24,150 million ($200,914 thousand) and ¥23,000 million ($191,347 thousand), respectively.

10 Gain on Business Restructuring

Gain on business restructuring for the year ended March 31, 2003 consisted of the following:

	Millions of yen	Thousands of U.S. dollars
Gain on sales of subsidiaries and associated companies	¥ 9,416	$ 78,336
Gain on sales of land	13,748	114,379
Total	¥ 23,164	$ 192,715

11 Loss on Business Reorganization

Loss incurred with business reorganization for the year ended March 31, 2002 consisted of the following:

	Millions of yen
Retirement benefits for employment transfer	¥ 89,512
Loss on disposal of property, plant and equipment	9,830
Loss on disposal of software	11,166
Provision for doubtful accounts	11,000
Total	¥ 121,508

12 Loss on Business Restructuring

Loss on business restructuring for the year ended March 31, 2003 consisted of the following:

	Millions of yen	Thousands of U.S. dollars
Loss on sales of subsidiaries	¥ 9,929	$ 82,602
Additional payment of retirement benefits	2,383	19,829
Total	¥ 12,312	$ 102,431

13 Loss on Disposal of Property, Plants and Equipment and Other Assets

A loss of ¥9,055 million ($75,332 thousand) was mainly incurred in connection with the decision to close SMI's hot rolling mill and tandem cold rolling mill at Wakayama Steel Works by the end of fiscal year 2005. The Wakayama operations will be consolidated with Kashima Steel Works in order to gain production efficiencies. This amount includes loss on disposal of supplies related to the plant closure of ¥2,284 million ($19,005 thousand).

14 Income Taxes

SMI and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 42% for the years ended March 31, 2003 and 2002.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Deferred tax assets:			
Tax loss carryforwards	¥ **55,516**	¥ 80,686	$ **461,861**
Employees' retirement benefits	**14,083**	14,372	**117,160**
Fixed assets, inventories and other assets	**37,620**	41,042	**312,977**
Investments in consolidated subsidiaries and associated companies accounted for by the equity method	**9,535**	10,083	**79,329**
Other	**30,778**	31,264	**256,057**
Valuation allowance	**(59,116)**	(62,458)	**(491,813)**
Deferred tax assets	¥ **88,416**	¥ 114,989	$ **735,571**
Deferred tax liabilities:			
Reserve of the Special Taxation Measures Law of Japan	¥ **(5,131)**	¥ (11,548)	$ **(42,690)**
Employees' retirement benefit trusts	**(6,442)**	(9,635)	**(53,596)**
Other	**(2,138)**	(2,438)	**(17,788)**
Deferred tax liabilities	¥ **(13,711)**	¥ (23,621)	$ **(114,074)**
Net deferred tax assets	¥ **74,705**	¥ 91,368	$ **621,497**

The reconciliation between the normal effective statutory tax rate and the actual effective tax rates reflected in the accompanying consolidated statements of operations for the years ended March 31, 2003 and 2002, were as follows:

	2003	2002
Normal effective statutory tax rate	42.0%	(42.0)%
Effect of tax rate reduction	6.1	
Valuation allowance	(4.5)	40.5
Other, net	1.1	1.1
Actual effective tax rate	44.7%	(0.4)%

On March 31, 2003, a tax reform law was enacted in Japan which changed the normal effective statutory tax rate from 42% to 40%, effective for years beginning on or after April 1, 2004. The effect of this change was to decrease deferred tax assets - non-current by ¥2,047 million ($17,034 thousand), increase income taxes - deferred by ¥2,022 million ($16,823 thousand), decrease net unrealized gain on available-for-sale securities by ¥25 million ($211 thousand), decrease deferred tax liabilities on land revaluation by ¥422 million ($3,514 thousand), and increase land revaluation surplus by the same amount in the consolidated financial statements for the year ended March 31, 2003.

15 Research and Development Costs

Research and development costs charged to expenses were ¥13,555 million ($112,773 thousand) and ¥18,647 million for the years ended March 31, 2003 and 2002, respectively.

16 Leases

a) Finance leases as lessee

Pro forma information of leased property, which principally consists of equipment, on an "as if capitalized" basis for the years ended March 31, 2003 and 2002, was as follows:

	Millions of yen						Thousands of U.S. dollars		
	2003			2002			2003		
	Equipment	Other	Total	Equipment	Other	Total	Equipment	Other	Total
Acquisition cost	¥ 9,175	¥ 4,384	¥ 13,559	¥ 11,677	¥ 2,959	¥ 14,636	$ 76,333	$ 36,473	$ 112,806
Less accumulated depreciation	6,022	1,576	7,598	7,471	2,029	9,500	50,096	13,113	63,209
Net leased property	¥ 3,153	¥ 2,808	¥ 5,961	¥ 4,206	¥ 930	¥ 5,136	$ 26,237	$ 23,360	$ 49,597
Depreciation expenses			¥ 2,790			¥ 3,951			$ 23,215

The total lease payment and obligation under finance leases for the years ended March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Total lease payment	¥ 2,790	¥ 3,951	$ 23,215
Obligation at March 31,			
Due within one year	¥ 2,272	¥ 2,350	$ 18,905
Due after one year	3,689	2,786	30,692
Total obligation	¥ 5,961	¥ 5,136	$ 49,597

The imputed interest expense portion is included in the above pro forma information. Depreciation expense which is not reflected in the accompanying consolidated statements of operations is computed by the straight-line method.

b) Finance leases as lessor

Information of leasing property as of March 31, 2002, was as follows:

	Millions of yen		
	2002		
	Equipment	Other	Total
Acquisition cost	¥ 6,383	¥ 3,311	$ 9,694
Less accumulated depreciation	4,473	2,051	6,524
Net carrying value	¥ 1,910	¥ 1,260	$ 3,170
Depreciation expenses			$ 1,387

The total lease income and contract receivable under finance lease agreements for the year ended March 31, 2002, were as follows:

	Millions of yen
	2002
Total lease income	¥ 1,572
Contract receivable at March 31,	
Due within one year	¥ 1,425
Due after one year	2,486
Total contract receivable	¥ 3,911

The imputed interest income portion is included in the above information.

Information of financial leases as lessor as of March 31, 2003, is not provided due to the fact that the lease business was sold.

c) Operating leases as lessee

The minimum rental commitments under noncancellable operating leases at March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Obligation at March 31,			
Due within one year	¥ **773**	¥ 380	$ **6,432**
Due after one year	**3,367**	1,593	**28,009**
Total obligation	¥ **4,140**	¥ 1,973	$ **34,441**

17 Derivatives

SMI and its consolidated subsidiaries enter into derivative financial instruments including foreign exchange forward contracts, interest rate swaps, interest rate cap and currency swaps.

The purposes of using those derivatives are to minimize interest payments on financing activities and to hedge market risks associated with interest rate and foreign exchange rate fluctuations.

SMI and its consolidated subsidiaries do not hold derivatives for trading or speculation purposes. Derivatives are subject to market and credit risks. Since SMI and its consolidated subsidiaries restrict their application of derivatives within their monetary assets and liabilities, SMI and its consolidated subsidiaries do not anticipate any losses arising from market risks. SMI and its consolidated subsidiaries also do not anticipate any credit risks because the counterparties of their derivatives are limited to major financial institutions with high credibility.

Derivatives transactions are made in accordance with internal regulations which determine the authorization and credit limit amount.

SMI and its consolidated subsidiaries had the following derivatives contracts outstanding at March 31, 2003 and 2002:

	Millions of yen					
	2003			2002		
	Contract or notional principal	Fair value	Net unrealized gain (loss)	Contract or notional principal	Fair value	Net unrealized gain (loss)
Foreign currency forward contracts:						
Selling US$	¥ **8,399**	¥ **8,395**	¥ **4**	¥ 1,906	¥ 1,972	¥ (66)
Buying US$	**6,271**	**6,329**	**58**			
Interest rate swaps:						
Floating-rate receipt, fixed-rate payment	**4,345**	**(193)**	**(193)**	5,211	(195)	(195)
Floating-rate receipt and payment	**3,000**	**8**	**8**	3,000	14	14
Interest rate cap contracts:						
Buying	**1,600**					

	Thousands of U.S. dollars		
	2003		
	Contract or notional principal	Fair value	Net unrealized gain (loss)
Foreign currency forward contracts:			
Selling US$	$ 69,877	$ 69,840	$ 37
Buying US$	52,169	52,650	481
Interest rate swaps:			
Floating-rate receipt, fixed-rate payment	36,148	(1,607)	(1,607)
Floating-rate receipt and payment	24,958	67	67
Interest rate cap contracts:			
Buying	13,311		

The contract or notional principals of derivatives, which are shown in the above table, do not represent the amounts exchanged by the parties and do not measure SMI and its consolidated subsidiaries' exposure to credit or market risk.

Derivatives which qualify for hedge accounting for the year ended March 31, 2003 and 2002, are excluded from the disclosure of fair value information.

18 Related Party Transactions

SMI unified its silicon wafer and related business with Mitsubishi Materials Corporation on February 1, 2002 and Sumitomo Mitsubishi Silicon Corporation ("SUMCO") has succeeded both companies' silicon wafer businesses. SMI owns 50.0% of the shares of SUMCO and a director of SUMCO concurrently serves both SMI and SUMCO.

The significant transactions with SUMCO for the year ended March 31, 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Guarantees	¥ 83,707	¥ 68,459	$ 696,394
Proceeds from sale of silicon wafer business		75,600	
Gain on sale of silicon wafer business		24,854	

Sumikin Bussan Corporation coordinates the sales of SMI's products and the purchasing of SMI's raw materials.

SMI owns 44.0% of the shares of Sumikin Bussan Corporation and two directors of Sumikin Bussan Corporation concurrently serve both SMI and Sumikin Bussan Corporation.

The significant transactions with Sumikin Bussan Corporation for the year ended March 31, 2003 and 2002 were as follows.
(At 2002, Sumikin Bussan was not a Related Party):

	Millions of yen	Thousands of U.S. dollars
	2003	2003
Sale of steel and related products	¥ 120,786	$1,004,876
Trade account receivable	25,840	214,977

19 Contingencies

Contingent liabilities at March 31, 2003, were as follows:

	Millions of yen	Thousands of U.S. dollars
Notes receivable discounted	¥ 428	$ 3,563
Guarantees and items of a similar nature:		
Unconsolidated subsidiaries and associated companies	104,224	867,087
Other customers and suppliers	3,532	29,383

20 Segment Information

Information about industry segments and sales to foreign customers for the years ended March 31, 2003 and 2002, was as follows (geographic segments information is not provided because more than 90% of sales are transacted in Japan):

(a) Industry segments

	Millions of yen					
	2003					
	Steel	Engineering	Electronics and Information Services	Other	Corporate or eliminations	Consolidated
Sales to customers	¥ 960,301	¥ 78,635	¥ 76,282	¥ 109,416		¥ 1,224,634
Intersegment sales	6,825	67	2,638	16,709	¥ (26,239)	
Total sales	967,126	78,702	78,920	126,125	(26,239)	1,224,634
Cost of sales and operating expenses	900,414	79,257	79,765	119,679	(24,309)	1,154,806
Operating profit (loss)	¥ 66,712	¥ (555)	¥ (845)	¥ 6,446	¥ (1,930)	¥ 69,828
Assets	¥ 1,445,616	¥ 49,306	¥ 111,485	¥ 385,252	¥ 130,712	¥ 2,122,371
Depreciation	81,329	560	5,701	5,400		92,990
Capital expenditures	47,589	102	1,554	3,087		52,332

	Millions of yen					
	2002					
	Steel	Engineering	Electronics and Information Services	Other	Corporate or eliminations	Consolidated
Sales to customers	¥ 869,612	¥ 124,050	¥ 199,467	¥ 156,400		¥ 1,349,529
Intersegment sales	7,762	42,738	8,808	72,580	¥ (131,888)	
Total sales	877,374	166,788	208,275	228,980	(131,888)	1,349,529
Cost of sales and operating expenses	826,675	166,027	222,788	226,168	(132,225)	1,309,433
Operating profit (loss)	¥ 50,699	¥ 761	¥ (14,513)	¥ 2,812	¥ 337	¥ 40,096
Assets	¥ 1,616,661	¥ 134,839	¥ 202,878	¥ 532,118	¥ (53,064)	¥ 2,433,432
Depreciation	85,816	1,833	27,428	8,225		123,302
Capital expenditures	54,782	453	15,382	6,167		76,784

	Thousands of U.S. dollars					
	2003					
	Steel	Engineering	Electronics and Information Services	Other	Corporate or eliminations	Consolidated
Sales to customers	$ 7,989,195	$ 654,204	$ 634,621	$ 910,282		$10,188,302
Intersegment sales	56,781	554	21,950	139,010	$ (218,295)	
Total sales	8,045,976	654,758	656,571	1,049,292	(218,295)	10,188,302
Cost of sales and operating expenses	7,490,965	659,377	663,605	995,667	(202,246)	9,607,368
Operating profit (loss)	$ 555,011	$ (4,619)	$ (7,034)	$ 53,625	$ (16,049)	$ 580,934
Assets	$12,026,752	$ 410,204	$ 927,497	$ 3,205,091	$1,087,450	$17,656,994
Depreciation	676,610	4,657	47,431	44,929		773,627
Capital expenditures	395,912	846	12,930	25,683		435,371

Notes: The Steel segment consists of steel products.

The Engineering segment consists of construction engineering, plant engineering, regional development and other.

The Electronics and Information Services segment consists of silicon wafers used for semiconductors, electronic materials and components, computer systems, and other.

The Other segment consists of aerospace hydraulics, logistics and other.

The industry segment classification had been based on the similarity of the products and markets through the fiscal year ended March 31, 2002. However, due to the introduction of a new managerial organization which is based on an in-house company system, that classification no longer reflects the way management evaluates performance and allocates resources.

Therefore, in order to show the operations more appropriately, the segment classification was changed during the year ended March 31, 2003.

Consequently, while the titles of each segment are unchanged, several companies which had previously belonged to the Engineering segment and Other segment are now reflected within the Steel segment for the year ended March 31, 2003. In addition, several companies which had previously belonged to the Steel segment, Engineering segment and Electronics and Information Services segment are now reflected within the Other segment for the year ended March 31, 2003.

To conform to the segment classification used in 2003, the segment information for the year ended March 31, 2002, is classified in accordance with the new standard as shown below:

	Millions of yen					
	2002					
	Steel	Engineering	Electronics and Information Services	Other	Corporate or eliminations	Consolidated
Sales to customers	¥ 938,588	¥ 96,748	¥ 169,615	¥ 144,578		¥ 1,349,529
Intersegment sales	5,834	186	1,389	24,141	¥ (31,550)	
Total sales	944,422	96,934	171,004	168,719	(31,550)	1,349,529
Cost of sales and operating expenses	893,960	96,786	186,633	162,610	(30,556)	1,309,433
Operating profit (loss)	¥ 50,462	¥ 148	¥ (15,629)	¥ 6,109	¥ (994)	¥ 40,096
Assets	¥ 1,582,550	¥ 67,497	¥ 180,532	¥ 530,817	¥ 72,036	¥ 2,433,432
Depreciation	87,014	659	25,870	9,759		123,302
Capital expenditures	55,964	120	14,009	6,691		76,784

(b) Sales to foreign customers

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Asia	¥ 215,999	¥ 197,102	$ 1,796,913
Other	106,835	158,428	888,812
	¥ 322,824	¥ 355,530	$ 2,685,725

21 Subsequent Events

Joint Venture

On May 14, 2003, SMI, China Steel Corporation in Taiwan, R.O.C ("CSC") and Sumitomo Corporation ("SC") signed a joint venture agreement in order to supply steel slabs to the CSC Group and utilize SMI's Wakayama Steel Works effectively.

Amounts of assets and liabilities, which have been separated from SMI and amounts of the joint venture's equity are as follows:

① Amount of assets : Approximately ¥90 billion
Amount of liabilities: Approximately ¥76.5 billion
The starting amount of equity is planned as ¥13.5 billion. The equity amount is expected to increase to ¥30.3 billion in April 2005.

② Ownership is as follows:
SMI 62%
CSC 33%
SC 5%

Divestiture

On June 20, 2003, SMI signed an agreement with Hitachi Metals, Ltd. to sell shares of Sumitomo Special Metals Co., Ltd., an associated company accounted for by the equity method.

The sale will take place immediately following fulfillment of the condition of applicable laws and normal regulatory approvals.

Outline of transferred company
Name: Sumitomo Special Metals Co., Ltd.
Contents of enterprise: Manufacturing and selling of magnets, magnet-related production, ceramics and metal electronic materials production.
Shares to be transferred: 18,292 thousand shares of common stock
Value: ¥13.9 billion
Loss on sales: Approximately ¥4 billion
SMI's remaining ratio of voting rights after transfer: 3.6%

At the end of last year Nippon Steel Corporation and SMI decided to integrate their stainless steel businesses through the divestiture of their relevant divisions and the establishment of a new company.

On June 20, 2003, with the approval by their respective Boards of Directors, the two companies prepared a divestiture plan.

The outline of the business integration is as shown below:

1. Contents of line of business which is divided from SMI
   ① Line of business: Manufacture and sale of stainless steel (sheets, plates, bars, wires, slabs and billets)
   ② Amount of assets and liabilities which are divided
   Assets: ¥22,700 million
   Liabilities: ¥17,500 million
2. Method of business integration:
   Joint establishment of a new company by corporate split ("shinsetsu bunkatsu")
3. Outline of the new company
   ① Company name: Nippon Steel & Sumikin Stainless Steel Corporation
   ② Scale of operation (actual-result-basis):
   Sales: Approximately ¥150 billion per year
   Production: Approximately 1 million tons per year
   ③ Capital amount: ¥5 billion
   ④ Number of employees: Approximately 1,300 (expected)
4. Date of integration: October 1, 2003
5. Ratio of share allotment: Nippon Steel 80% and Sumitomo Metal 20%

Principal Subsidiaries and Associated Companies

(As of March 31, 2003)

Name
Issued Capital/Percentage of Equity Owned (Figures in parentheses represent the proportion of indirect investment. However, figures less than 0.5% are not shown.)
Lines of Business

Steel

Kashima Kyodo Electric Power Company
¥22,000 million/50%
Supplying of electricity

Daiichi Chuo Kisen Kaisha
¥13,258 million/20%
Marine transportation, shipping agency

Sumitomo Metal Steel Products, Inc.
¥7,496 million/98%
Production and sales of a wide range of steel products primarily used in construction applications

Chuo Denki Kogyo Co., Ltd.
¥3,630 million/29%
Production and sales of ferroalloys, electrolytic manganese metal

Sumikin Weld Pipe Co., Ltd.
¥3,097 million/98%
Production and sales of large welded pipes

Sumikin Steel & Shapes, Inc.
¥3,000 million/100%
Production and sales of H-shapes

Sumimetal Mining Co., Ltd.
¥2,000 million/70%
Production and sales of limestone

Sumitomo Metal Logistics Service Co., Ltd.
¥1,515 million/92% (20%)
Marine and land transportation and warehousing

RING TECHS Co., Ltd.
¥500 million/100%
Production and sales of wheels for automobiles

Sumitomo Pipe & Tube Co., Ltd.
¥4,801 million/57%
Production and sales of conduit tubes, welded pipes, and mechanical tubes and pipes

Sumikin Stainless Steel Tube Co., Ltd.
¥916 million/80% (5%)
Production and sales of stainless steel tubes

Sumikin Kansai Industries, Ltd.
¥310 million/100%
Design, improvement, assembly, and maintenance of machinery and facilities

Sumitomo Metals (Kokura), Ltd.
¥27,000 million/100%
Production and sales of steel bars and wire rods

Sumikin Precision Forge, Inc.
¥480 million/100% (100%)
Production and sales of cold-forged products

Sumitomo Metals (Naoetsu), Ltd.
¥5,500 million/100%
Production and sales of stainless precision rolling products, stainless shaped steel

Thai Sumilox Co., Ltd. [Thailand]
75 (million bahts)/41%
Service center specializing in electromagnetic steel plates

National Pipe Co., Ltd. (NPC) [Saudi Arabia]
200 (million SRls)/33%
Production and sales of large welded pipes

Seymour Tubing, Inc. [U.S.A.]
US$10 million/80% (80%)
Production and sales of cold-drawn tubes and welded tubes for automobiles

Thai Steel Pipe Industry Co., Ltd. (TSP) [Thailand]
366 (million bahts)/50%
Production and sales of steel pipe for mechanical structures

Western Tube & Conduit Corporation (WTC) [U.S.A.]
US$17 million/97% (97%)
Production and sales of steel conduit tubes and mechanical tubes

International Crankshaft Inc. (ICI) [U.S.A.]
US$22 thousand/80% (80%)
Production and sale of small-size forged crankshafts

Indiana Precision Forge, L.L.C (IPF) [U.S.A.]
US$7 million/83% (83%)
Production and sale of cold-forged products, primarily for automobile parts

Steel Processing (Thailand) Co., Ltd. [Thailand]
329 (million bahts)/81% (81%)
Production and sale of steel wires for cold heading and cold forging

Engineering

Sumitomo Metal Plantec Co., Ltd.
¥300 million/100%
Engineering of pipelines and pipe structures

Electronics and Information Services

Sumitomo Mitsubishi Silicon Corporation (SUMCO)
¥45,000 million/50%
Production and sales of silicon wafers

Sumitomo Metal (SMI) Electronics Devices, Inc.
¥10,091 million/100%
Production and sales of IC packages

Sumikin Ceramics & Quartz Co., Ltd.
¥485 million/97%
Production and sales of fine ceramics, machinable ceramics for semi-conductors and LCDs, thin-film transistor substrates for LCDs and other high-quality quartz products

SUMCO USA Corporation [U.S.A.]
US$314 million/50% (50%)
Holding company of SUMCO's US operations

SUMCO Phoenix Corporation [U.S.A.]
US$404 million/50% (50%)
Production of silicon wafers

SUMCO Southwest Corporation [U.S.A.]
US$222 million/50%
Production of silicon wafers

SUMCO Oregon Corporation [U.S.A.]
US$601 million/50% (50%)
Production of silicon wafers

SUMCO France S.A.S. [France]
6,520 (thousand euro)/50% (50%)
Processing of silicon wafers

Other

Sumitomo Precision Products Co., Ltd.
¥10,309 million/40%
Production and sales of aircraft components, heat exchangers, hydraulic controls, and environmental equipment

Kyoei Steel, Ltd.
¥10,273 million/35%
Production and sales of bars, shapes, and flat bars for reinforced concrete and general structures

Sumikin Bussan Corporation
¥8,077 million/44% (1%)
Trading

Sumitomo Titanium Corporation
¥6,583 million/37%
Production and sales of metallic titanium, titanium ingots, semiconductor-grade polycrystalline silicon, and silicon wafers for solar cells

Kanto Special Steel Works, Ltd.
¥6,180 million/32%
Production and sales of rolls

Narumi China Corporation
¥540 million/100%
Production and sales of pottery

Sumikin FRC Co., Ltd.
¥200 million/50%
Production of fiber-reinforced cement (FRC) for building materials

Sumitomo Metal Technology, Inc.
¥100 million/100%
General research and testing center specializing in materials analysis and evaluation

Sumitomo Metal USA Corp. [U.S.A.]
US$222 thousand/100%
Coordination and administration of Sumitomo Metals' U.S. operations

These Group companies listed here are categorized according to the industry segment classification referred to in the notes to consolidated financial statements.

Corporate Data
(As of March 31, 2003)

Head Offices, Works and Laboratories

Head Offices

- **Osaka**
  5-33, Kitahama 4-chome,
  Chuo-ku, Osaka 541-0041, Japan
  Tel: 81-6-6220-5111
  Fax: 81-6-6223-0305

- **Tokyo**
  8-11, Harumi 1-chome,
  Chuo-ku, Tokyo 104-6111, Japan
  Tel: 81-3-4416-6111

Works

Kashima Steel Works
Ibaraki, Japan

Wakayama Steel Works
Wakayama, Japan

Steel Tube Works,
Hyogo, Japan

Osaka Steel Works,
Osaka, Japan

Sumitomo Metals (Kokura), Ltd.
Fukuoka, Japan

Sumitomo Metals (Naoetsu), Ltd.
Niigata, Japan

Laboratories

Corporate Research &
Development Laboratories
Hyogo, Japan
Ibaraki, Japan

Overseas Affiliates

Sumitomo Metal USA Corp.

- **Chicago**
  8750 West Bryn Mawr Avenue, Suite 1000,
  Chicago, Illinois 60631, U.S.A.
  Tel: 1-773-714-8130
  Fax: 1-773-714-8183

- **Houston**
  333 Clay Street, Suite 3650,
  Houston, Texas 77002, U.S.A.
  Tel: 1-713-654-7111
  Fax: 1-713-654-1261

Sumitomo Metal Australia Pty. Ltd.

- **Sydney**
  Level 39, Australia Square, 264-278,
  George Street, Sydney, N.S.W. 2000,
  Australia
  Tel: 61-2-9247-0777
  Fax: 61-2-9247-0888

Overseas Offices

Sumitomo Metal Industries, Ltd.

- **ASEAN (Bangkok)**
  Sindhorn Building Tower 2, 14th Floor,
  130-132 Wireless Road, Pathumwan,
  Bangkok 10330, Thailand
  Tel: 66-2-263-2967/2968/2969
  Fax: 66-2-263-2970

- **ASEAN (Singapore)**
  5 Shenton Way #25-07,
  UIC Building, Singapore 068808
  Tel: 65-6-220-9193
  Fax: 65-6-224-0386

- **Shanghai**
  Room 605, Shanghai Maxdo Centre,
  No8 Xing Yi Rd.
  Hong Qiao Development Zone,
  Shanghai 200336, China
  Tel: 86-21-5208-1698
  Fax: 86-21-5208-1378

Investor Information

Incorporated:	July 1949
Employees:	8,237 (as of March 31, 2003)
Fiscal Year:	April 1 – March 31
Stock Listings:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
American Depository Receipts	
Depository:	The Bank of New York 101 Barclay Street, New York, NY 10286, U.S.A. Tel: 1-212-815-2293
Annual Shareholders' Meeting:	June
Shareholder Registration Date	
for the Year:	March 31
for the Interim Period:	September 30
Stocks:	1,000 per unit
Paid-in Capital:	¥262,072,369,221
Shares Authorized:	7,000,000,000 shares
Shares Issued and Outstanding:	4,782,267,511 shares
Transfer Agent and Registrar:	The Sumitomo Trust and Banking Co., Ltd. 5-33, Kitahama 4-chome, Chuo-ku, Osaka 541-0041, Japan
For Further Information:	Public Relations & Investor Relations Department Sumitomo Metal Industries, Ltd. 8-11, Harumi 1-chome, Chuo-ku, Tokyo 104-6111, Japan Tel: 81-3-4416-6103 Fax: 81-3-4416-6798 URL: http://www.sumitomometals.co.jp


Osaka Head Office


Tokyo Head Office

Sumitomo Metal Industries, Ltd.

http://www.sumitomometals.co.jp

No. A1203/Sep. 2003/Printed in Japan by SCOP/PR/5